UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 10, 2017 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q17 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q16, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2Q17 RESULTS

Indicators (R$ Million)	2Q17	2Q16	Var.	1H17	1H16	Var.
Sales within the Concession Area - GWh	16,108	13,903	15.9%	32,816	28,050	17.0%
Captive Market	11,027	10,122	8.9%	23,124	20,690	11.8%
Free Client	5,081	3,780	34.4%	9,692	7,359	31.7%
Gross Operating Revenue	9,157	7,226	26.7%	17,887	14,812	20.8%
Net Operating Revenue	5,963	4,481	33.1%	11,501	8,817	30.4%
EBITDA(1)	1,027	966	6.3%	2,223	2,001	11.1%
Net Income	123	240	-48.7%	355	473	-24.8%
Investments(2)	698	510	36.9%	1,379	959	43.8%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

2Q17 HIGHLIGHTS

•     Stable sales in the concession area (+0.5%);

•     Reduction in the contracted demand: -1.2% Off Peak and -2.1% Peak (Jun-17 x Jun-16);

•     Increases of 33.1% in Net Operating Revenue and of 6.3% in EBITDA;

•     Investments of R$ 698 million;

•     Pro forma net debt of R$ 13.6 billion and leverage of 3.28x pro forma Net Debt/EBITDA;

•     RGE tariff adjustment, in Jun-17, with an average effect of +5.00% to be perceived by the consumers;

•     Anticipation of commercial start-up of Pedra Cheirosa Wind Complex (48.3 MW), in Jun-17;

•     Anticipation of commercial start-up of CPFL Transmissão Morro Agudo, in Jul-17;

•     Current status of State Grid transaction: Tag Along Tender Offer in progress, according to the Material Fact of July 7;

•     Public Consultation: improvement of the legal framework of the electric sector.

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors’ Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	6
2.1.3) Free Clients	7
2.2) Contracted Demand (% - high voltage)	8
2.3) Generation Installed Capacity	8

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	9
3.1) Consolidation of CPFL Renováveis Financial Statements	11
3.2) Consolidation of RGE Sul Financial Statements	11
3.3) Economic-Financial Performance Presentation	11

4) ECONOMIC-FINANCIAL PERFORMANCE	12
4.1) Opening of economic-financial performance by business segment	12
4.2) Reclassification of the Concession Financial Asset	13
4.3) Sectoral Financial Assets and Liabilities	13
4.4) Operating Revenue	14
4.5) Cost of Electric Energy	14
4.6) Operating Costs and Expenses	16
4.7) EBITDA	18
4.8) Financial Result	19
4.9) Net Income	21

5) DEBT	22
5.1) Debt (IFRS)	22
5.2) Debt in Financial Covenants Criteria	23
5.2.1) Debt Amortization Schedule in Financial Covenants Criteria	23
5.2.2) Indexation and Debt Cost in Financial Covenants Criteria	24
5.3) Net Debt in Financial Covenants Criteria and Leverage	25

6) INVESTMENTS	26
6.1) Capital Expenditures	26
6.2) Projected Capital Expenditures	26

7) STOCK MARKETS	27
7.1) Stock Performance	27
7.2) Daily Average Volume	28

8) CORPORATE GOVERNANCE	28

9) SHAREHOLDERS STRUCTURE	29
9.1) State Grid Transaction	30

10) PERFORMANCE OF THE BUSINESS SEGMENTS	31
10.1) Distribution Segment	31
10.1.1) Economic-Financial Performance	31
10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset	31
10.1.1.2) Sectoral Financial Assets and Liabilities	31
11.1.1.3) Operating Revenue	32
10.1.1.4) Cost of Electric Power	33
10.1.1.5) Operating Costs and Expenses	35
10.1.1.6) EBITDA	37
10.1.1.7) Financial Result	37

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10.1.1.8) Net Income	39
10.1.2) Tariff events	40
10.1.3) Operating Performance of Distribution	41
10.2) Commercialization and Services Segments	43
10.2.1) Commercialization Segment	43
10.2.2) Services Segment	43
10.3) Conventional Generation Segment	44
10.3.1) Economic-Financial Performance	44
10.3.1.1) Operating Revenue	44
10.3.1.2) Cost of Electric Power	44
10.3.1.3) Operating Costs and Expenses	45
10.3.1.4) Equity Income	45
10.3.1.5) EBITDA	47
10.3.1.6) Financial Result	47
10.3.1.7) Net Income	48
10.4) CPFL Renováveis	48
10.4.1) Economic-Financial Performance	48
10.4.1.1) Variations in the Income Statement of CPFL Renováveis	48
10.4.1.2) Operating Revenue	49
10.4.1.3) Cost of Electric Power	49
10.4.1.4) Operating Costs and Expenses	49
10.4.1.5) EBITDA	50
10.4.1.6) Financial Result	51
10.4.1.7) Net Income	51
10.4.2) Status of Generation Projects – 100% Participation	52

11) ATTACHMENTS	53
11.1) Statement of Assets – CPFL Energia	53
11.2) Statement of Liabilities – CPFL Energia	54
11.3) Income Statement – CPFL Energia	55
11.4) Cash Flow – CPFL Energia	56
11.5) Income Statement – Conventional Generation Segment	57
11.6) Income Statement – CPFL Renováveis	58
11.7) Income Statement – Distribution Segment	59
11.8) Income Statement – Distribution Segment (without RGE Sul)	60
11.9) Income Statement – Distribution Segment	61
11.10) Sales within the Concession Area by Distributor (In GWh)	64
11.11) Sales to the Captive Market by Distributor (in GWh)	65
11.12) Reconciliation of Net Debt/Ebitda Pro Forma ratio of CPFL Energia for purposes of financial
covenants calculation	66

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1) MESSAGE FROM THE CEO

The CPFL group was very active in the first half of this year, undergoing corporate changes, promoting improvements in its operations and management, actively participating in the discussions on improving the regulatory framework of the electricity sector and following the unfolding of the political and economic scenarios of Brazil in its markets.

The disposal of the Company's control was completed at the beginning of the year and the transition that marks the entry of State Grid into CPFL Energia's capital stock continues to move forward seamlessly and constructively. We went through the phases of introducing teams and integrating people. Sharing of experiences is taking place in both Brazil and China, resulting in the identification of potential business opportunities.

In addition to the corporate movements, the Company presented numerous advances and achievements throughout the semester. We promote organizational reviews in order to simplify our processes and structure, aiming at greater focus on business. It is also worth highlighting the creation of Envo, the delivery of the Morro Agudo project (transmission), the inauguration of the Pedra Cheirosa wind farm, the heavy investment in the asset base of CPFL Paulista, RGE and RGE Sul distributors, the ABRADEE award won by CPFL Santa Cruz as the best domestic distributor in its category and by RGE as the best distributor in the Southern region, the integration of RGE Sul (acquired in 2H16), among others.

Second quarter results reflected such gains and market conditions in the period. The distribution segment registered a slight increase in energy sales in the second quarter of 2017 (+0.5%), disregarding the positive effect of the acquisition of RGE Sul. Residential class registered a decrease of 0.6%, reflecting the high comparison base of 2016, when April temperatures were at a record high, while industrial and commercial classes increased by 1.3% and dropped by 1.4%, respectively. The acquisition of RGE Sul, consolidated since November 2016, added 2,134 GWh to sales volumes in the second quarter of 2017.

The group’s operating cash generation, measured by EBITDA, reached R$1,027 million, an increase of 6% compared to 2Q16, mainly reflecting the contribution from the full consolidation of RGE Sul and improved results from the Generation and Renewables segments. Consolidated leverage of CPFL Energia, as measured by the ratio of net debt to EBITDA under the criteria to measure our financial covenants, stood at 3.28 at the end of the quarter, remaining stable in relation to previous quarters. It is also important to note that the continuous decline in interest rates throughout the year will be beneficial to the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

In this way, CPFL is better prepared and well positioned to overcome the challenges facing the country. We continue working on value initiatives for our shareholders and in our investment plan (around R$ 3.0 billion in 2017), with financial discipline, efforts and commitment of our teams and the trust of our new controlling shareholders.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Captive Market	11,027	10,122	8.9%	13,124	20,690	11.8%
Free Client	5,081	3,780	34.4%	9,692	7,359	31.7%
Total	16,108	13,903	15.9%	32,816	28,050	17.0%

Sales within the Concession Area (without RGE Sul) - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Captive Market	9,442	10,122	-6.7%	19,444	20,690	-6.0%
Free Client	4,532	3,780	19.9%	8,689	7,359	18.1%
Total	13,974	13,903	0.5%	28,133	28,050	0.3%

Note: RGE Sul was consolidated in November 2016. For more information, see item 3.2 of this report.

In 2Q17, sales within the concession area, achieved by the distribution segment, totaled 16,108 GWh, an increase of 15.9%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 13,974 GWh, an increase of 0.5%.

Sales to the captive market totaled 11,027 GWh in 2Q17, an increase of 8.9%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 9,442 GWh, a reduction of 6.7%, reflecting mainly the strong client migration to the free market. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,081 GWh in 2Q17, an increase of 34.4%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 4,532 GWh, an increase of 19.9%.

Sales within the Concession Area - GWh
	2Q17	2Q16	Var.	Part.	1H17	1H16	Var.	Part.
Residential	4,590	4,003	14.7%	28.5%	9,718	8,268	17.5%	29.6%
Industrial	6,146	5,317	15.6%	38.2%	11,809	10,464	12.9%	36.0%
Commercial	2,681	2,416	11.0%	16.6%	5,625	5,001	12.5%	17.1%
Others	2,692	2,167	24.2%	16.7%	5,664	4,317	31.2%	17.3%
Total	16,108	13,903	15.9%	100.0%	32,816	28,050	17.0%	100.0%

Sales within the Concession Area (without RGE Sul) - GWh
	2Q17	2Q16	Var.	Part.	1H17	1H16	Var.	Part.
Residential	3,978	4,003	-0.6%	28.5%	8,307	8,268	0.5%	29.5%
Industrial	5,387	5,317	1.3%	38.5%	10,421	10,464	-0.4%	37.0%
Commercial	2,383	2,416	-1.4%	17.1%	4,950	5,001	-1.0%	17.6%
Others	2,226	2,167	2.7%	15.9%	4,456	4,317	3.2%	15.8%
Total	13,974	13,903	0.5%	100.0%	28,133	28,050	0.3%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.10.

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Noteworthy in 2Q17, in the concession area:

•         Residential and commercial classes (28.5% and 16.6% of total sales, respectively): increases of 14.7% and 11.0%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have reductions of 0.6% and 1.4%, respectively, reflecting the high temperature in 2Q16 (mainly in the month of April);

•         Industrial class (38.2% of total sales): increase of 15.6%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 1.3%, reflecting the low 2Q16 comparison base.

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 2Q16 to 2Q17.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	4,590	4,003	14.7%	9,718	8,268	17.5%
Industrial	1,676	1,828	-8.3%	3,307	3,677	-10.1%
Commercial	2,153	2,177	-1.1%	4,595	4,524	1.6%
Others	2,608	2,115	23.3%	5,503	4,221	30.4%
Total	11,027	10,122	8.9%	23,124	20,690	11.8%

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Sales to the Captive Market (without RGE Sul) - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	3,978	4,003	-0.6%	8,307	8,268	0.5%
Industrial	1,428	1,828	-21.9%	2,845	3,677	-22.6%
Commercial	1,893	2,177	-13.0%	3,996	4,524	-11.7%
Others	2,144	2,115	1.4%	4,297	4,221	1.8%
Total	9,442	10,122	-6.7%	19,444	20,690	-6.0%

Note: The tables with captive market sales by distributor are attached to this report in item 11.11.

The increase of 8.9% (905 GWh) in sales to the captive market, from 10,122 GWh in 2Q16 to 11,027 GWh in 2Q17, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 9,442 GWh in 2Q17, representing a reduction of 6.7% (680 GWh), mainly due to the performance of the industrial and commercial classes, reflecting mainly the strong client migration to the free market, as explained before.

2.1.3) Free Clients

Free Client - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Industrial	4,470	3,489	28.1%	8,502	6,786	25.3%
Commercial	527	239	120.8%	1,030	477	115.8%
Others	84	52	59.8%	161	96	67.7%
Total	5,081	3,780	34.4%	9,692	7,359	31.7%

Free Client (without RGE Sul) - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
Industrial	3,959	3,489	13.5%	7,576	6,786	11.6%
Commercial	490	239	105.1%	954	477	99.9%
Others	83	52	58.2%	159	96	65.9%
Total	4,532	3,780	19.9%	8,689	7,359	18.1%

Free Client by Distributor - GWh
	2Q17	2Q16	Var.	1H17	1H16	Var.
CPFL Paulista	2,353	1,998	17.7%	4,529	3,843	17.9%
CPFL Piratininga	1,461	1,201	21.6%	2,796	2,420	15.5%
RGE	595	499	19.3%	1,129	931	21.2%
CPFL Santa Cruz	30	13	129.6%	58	25	130.2%
CPFL Jaguari	45	25	82.9%	88	52	69.4%
CPFL Mococa	10	7	39.7%	17	14	15.7%
CPFL Leste Paulista	15	14	6.8%	29	28	5.7%
CPFL Sul Paulista	23	23	2.3%	44	45	-4.3%
RGE Sul (*)	549	-	-	1,003	-	-
Total	5,081	3,780	34.4%	9,692	7,359	31.7%

Note: (*) Considers the quantity of energy billed through the TUSD from 2Q17.

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2.2) Contracted Demand (% - high voltage)

Contracted Demand Evolution | % compared to the same month of the previous year

2.3) Generation Installed Capacity

In 2Q17, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,283 MW, representing an expansion of 3.6% compared to 2Q16. This increase is due to the commercial start-up of Campo do Ventos, São Benedito and Pedra Cheirosa Wind Complexes.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2017 and 2016, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,337	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,706	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,471	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,328	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	211	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	86	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 3 SHPPs (a)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4	4

Notes:

(a)     SHPP – Small Hydroelectric Power Plant;

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     MHPP – Micro Hydroelectric Power Plant;

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (e)	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD") (f)	Private corporation	Electric energy generation services	Indirect 100%

(e)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services;

(f)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants;

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Others	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo") (g)	Private corporation	Electric energy transmission services	Indirect 100%

(g)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System (“SIN”).

3.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2017, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On June 30, 2017, CPFL Energia indirectly held 100% of RGE Sul, through its subsidiary CPFL Jaguariúna. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 11.12 of this report.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	9,157	7,226	26.7%	17,887	14,812	20.8%
Net Operating Revenue	5,963	4,481	33.1%	11,501	8,817	30.4%
Cost of Electric Power	(3,739)	(2,665)	40.3%	(6,959)	(5,193)	34.0%
Operating Costs & Expenses	(1,661)	(1,231)	35.0%	(3,240)	(2,376)	36.3%
EBIT	563	585	-3.9%	1,302	1,249	4.3%
EBITDA[1]	1,027	966	6.3%	2,223	2,001	11.1%
Financial Income (Expense)	(418)	(264)	58.4%	(854)	(583)	46.5%
Income Before Taxes	228	390	-41.6%	611	798	-23.4%
Net Income	123	240	-48.7%	355	473	-24.8%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
2Q17
Net operating revenue	4,741	280	431	763	120	11	(384)	5,963
Operating costs and expenses	(4,289)	(59)	(208)	(729)	(97)	(21)	384	(5,018)
Depreciation e amortization	(191)	(31)	(153)	(1)	(5)	(1)	-	(381)
Income from electric energy service	261	191	70	34	18	(11)	-	563
Equity accounting	-	83	-	-	-	-	-	83
EBITDA	452	304	223	35	22	(10)	-	1,027
Financial result	(166)	(102)	(133)	(8)	0	(11)	-	(418)
Income (loss) before taxes	96	171	(62)	26	18	(22)	-	228
Income tax and social contribution	(53)	(29)	(14)	(8)	(4)	3	-	(105)
Net income (loss)	43	142	(76)	18	14	(19)	-	123

2Q16 (Resubmitted)
Net operating revenue	3,568	247	365	486	94	11	(290)	4,481
Operating costs and expenses	(3,117)	(49)	(154)	(454)	(75)	(24)	290	(3,583)
Depreciation e amortization	(141)	(31)	(135)	(1)	(3)	(1)	-	(312)
Income from electric energy service	310	166	76	31	16	(14)	-	585
Equity accounting	-	69	-	-	-	-	-	69
EBITDA	451	266	211	32	19	(13)	-	966
Financial result	(65)	(87)	(128)	6	1	10	-	(264)
Income (loss) before taxes	245	149	(52)	36	17	(4)	-	390
Income tax and social contribution	(92)	(27)	(10)	(10)	(3)	(8)	-	(150)
Net income (loss)	154	121	(62)	26	13	(12)	-	240

Variation
Net operating revenue	32.9%	13.4%	18.0%	57.2%	26.7%	2.8%	32.3%	33.1%
Operating costs and expenses	37.6%	19.1%	34.8%	60.5%	29.3%	-12.1%	32.3%	40.1%
Depreciation e amortization	35.9%	-1.6%	13.3%	-17.8%	44.4%	8.2%	-	22.2%
Income from electric energy service	-15.7%	14.5%	-7.8%	10.6%	10.6%	-22.1%	-	-3.9%
Equity accounting	-	20.9%	-	-	-	-	-	20.9%
EBITDA	0.3%	14.3%	5.7%	9.8%	16.5%	-24.2%	-	6.3%
Financial result	154.3%	18.2%	3.5%	-	-20.7%	-	-	58.4%
Income (loss) before taxes	-60.9%	15.3%	19.9%	-27.4%	9.4%	389.8%	-	-41.6%
Income tax and social contribution	-42.6%	6.2%	43.9%	-21.9%	8.6%	-	-	-30.3%
Net income (loss)	-71.8%	17.4%	23.7%	-29.6%	9.7%	56.8%	-	-48.7%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

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Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1H17
Net operating revenue	9,203	537	819	1,384	223	54	(719)	11,501
Operating costs and expenses	(8,125)	(106)	(359)	(1,309)	(183)	(79)	719	(9,441)
Depreciation e amortization	(380)	(61)	(304)	(2)	(9)	(2)	-	(758)
Income from electric energy service	699	370	156	74	31	(26)	-	1,302
Equity accounting	-	163	-	-	-	-	-	163
EBITDA	1,078	594	459	75	40	(24)	-	2,223
Financial result	(347)	(202)	(256)	(21)	2	(30)	-	(854)
Income (loss) before taxes	351	330	(100)	53	33	(56)	-	611
Income tax and social contribution	(158)	(56)	(26)	(18)	(8)	10	-	(255)
Net income (loss)	193	274	(126)	35	25	(46)	-	355

1H16 (Resubmitted)
Net operating revenue	7,095	484	656	917	180	19	(533)	8,817
Operating costs and expenses	(6,053)	(101)	(278)	(869)	(143)	(39)	533	(6,949)
Depreciation e amortization	(280)	(62)	(268)	(2)	(6)	(2)	-	(620)
Income from electric energy service	762	321	110	47	30	(22)	-	1,249
Equity accounting	-	132	-	-	-	-	-	132
EBITDA	1,042	515	379	48	37	(20)	-	2,001
Financial result	(156)	(170)	(262)	9	1	(5)	-	(583)
Income (loss) before taxes	606	283	(152)	56	32	(27)	-	798
Income tax and social contribution	(230)	(52)	(17)	(16)	(8)	(1)	-	(325)
Net income (loss)	376	231	(169)	40	24	(28)	-	473

Variation
Net operating revenue	29.7%	11.0%	24.7%	50.9%	24.0%	182.8%	34.8%	30.4%
Operating costs and expenses	34.2%	5.2%	29.4%	50.6%	27.9%	99.8%	34.8%	35.9%
Depreciation e amortization	35.8%	-1.0%	13.2%	-12.0%	44.9%	10.7%	-	22.2%
Income from electric energy service	-8.3%	15.2%	41.0%	58.3%	1.5%	20.4%	-	4.3%
Equity accounting	-	23.1%	-	-	-	-	-	23.1%
EBITDA	3.5%	15.3%	21.3%	55.5%	9.0%	21.2%	-	11.1%
Financial result	122.4%	18.8%	-2.3%	-	32.4%	487.3%	-	46.5%
Income (loss) before taxes	-42.0%	16.7%	-33.8%	-4.9%	2.9%	108.4%	-	-23.4%
Income tax and social contribution	-31.5%	8.2%	54.3%	10.2%	-7.4%	-	-	-21.4%
Net income (loss)	-48.5%	18.7%	-25.0%	-11.1%	6.5%	61.6%	-	-24.8%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

4.2) Reclassification of the Concession Financial Asset

The Company and its electric energy distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 2Q16.

4.3) Sectoral Financial Assets and Liabilities

In 2Q17, it was accounted the total sectoral financial assets in the amount of R$ 369 million, compared to the total sectoral financial liabilities in the amount of R$ 462 million in 2Q16, a variation of R$ 831 million.

On June 30, 2017, the balance of these sectoral financial assets and liabilities was negative in R$ 1,254 million, compared to a negative balance of R$ 1,525 million on March 31, 2017 and a positive balance of R$ 130 million on June 30, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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4.4) Operating Revenue

In 2Q17, gross operating revenue reached R$ 9,157 million, representing an increase of 26.7% (R$ 1,930 million). Deductions from the gross operating revenue was of R$ 3,194 million in 2Q17, representing an increase of 16.3% (R$ 448 million). Net operating revenue reached R$ 5,963 million in 2Q17, registering an increase of 33.1% (R$ 1,482 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 1,173 million, mainly due to the acquisition of RGE Sul (for more details, see item 10.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 278 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 66 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 33 million;

•      Increase of revenues in the Services segment, in the amount of R$ 25 million;

Partially offset by:

•      Reduction of R$ 94 million, due to the eliminations.

4.5) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	610	504	21.0%	1,168	1,051	11.2%
Energy Purchased in the Spot Market/PROINFA	110	82	34.1%	202	89	125.6%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,153	1,960	60.9%	5,825	3,791	53.6%
PIS and COFINS Tax Credit	(353)	(232)	51.9%	(656)	(452)	45.2%
Total	3,521	2,314	52.2%	6,539	4,480	46.0%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	248	202	22.8%	496	404	22.9%
Itaipu Transmission Charges	16	13	21.1%	31	25	20.2%
Connection Charges	30	19	57.2%	60	35	69.2%
Charges for the Use of the Distribution System	11	10	12.6%	22	19	16.7%
System Service Usage Charges - ESS	(66)	70	-	(149)	197	-
Reserve Energy Charges - EER	(0)	71	-	(0)	101	-
PIS and COFINS Tax Credit	(21)	(34)	-38.3%	(40)	(69)	-41.9%
Total	218	351	-37.9%	420	713	-41.1%

Cost of Electric Energy	3,739	2,665	40.3%	6,959	5,193	34.0%

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Cost of Electric Energy (without RGE Sul) (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	509	504	1.0%	973	1,051	-7.4%
Energy Purchased in the Spot Market/PROINFA	88	82	7.3%	158	89	76.7%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,768	1,960	41.2%	5,096	3,791	34.4%
PIS and COFINS Tax Credit	(307)	(232)	31.9%	(568)	(452)	25.8%
Total	3,059	2,314	32.2%	5,658	4,480	26.3%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	207	202	2.1%	412	404	2.1%
Itaipu Transmission Charges	13	13	0.8%	25	25	0.1%
Connection Charges	21	19	8.8%	41	35	15.8%
Charges for the Use of the Distribution System	11	10	12.6%	22	19	16.7%
System Service Usage Charges - ESS	(58)	70	-	(130)	197	-
Reserve Energy Charges - EER	(0)	71	-	(0)	101	-
PIS and COFINS Tax Credit	(16)	(34)	-53.9%	(30)	(69)	-56.7%
Total	177	351	-49.6%	341	713	-52.1%

Cost of Electric Energy	3,236	2,665	21.4%	5,999	5,193	15.5%

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 2Q17, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,739 million, registering an increase of 40.3% (R$ 1,074 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 3,521 million in 2Q17, an increase of 52.2% (R$ 1.207 million), due to the following factors:

               (i)       Impact of the inclusion of RGE Sul in our consolidation in 2Q17. The total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in 2Q16) totaled R$ 462 million for 2Q17;

              (ii)       Increase of 41.2% (R$ 808 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 18.9% in the average purchase price (R$ 196.27/MWh in 2Q17 vs. R$ 165.11/MWh in 2Q16) and of 18.8% (2,233 GWh) in the volume of purchased energy;

             (iii)       Increase of 7.3% in the amount of energy purchased in the spot market/PROINFA cost (R$ 6 million);

            (iv)       Increase of 1.0% (R$ 5 million) in the cost of energy from Itaipu, due to the increase of 4.9% in the average purchase price (R$ 208.98/MWh in 2Q17 vs. R$ 199.16/MWh in 2Q16), partially offset by the reduction of 3.7% (94 GWh) in the volume of purchased energy;

Partially offset by:

             (v)       Increase of 31.9% (R$ 74 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 218 million in 2Q17, a reduction of 37.9% (R$ 133 million), due to the following factors:

               (i)       Variation of R$ 129 million in the System Service Usage Charges – ESS, from an expense of R$ 70 million in 2Q16 to a revenue of R$ 58 million in 2Q17;

              (ii)       Variation of R$ 71 million in Reserve Energy Charges – EER, since there was no registration of this charge in 2Q17 and there was a revenue of financial resources derived from the Reserve Energy Account (CONER) in the amount of R$ 71 million in 2Q16;

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Partially offset by:

             (iii)       Impact of the inclusion of RGE Sul in our consolidation in 2Q17. The total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in 2Q16) totaled R$ 41 million for 2Q17;

            (iv)       Reduction of 53.9% (R$ 18 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

             (v)       Increase of 2.1% (R$ 4 million) in the basic network charges;

            (vi)       Increase of R$ 3 million in Itaipu transmission charges and charges for connection and usage of the distribution system.

4.6) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,661 million in 2Q17, compared to R$ 1,231 million in 2Q16, an increase of 35.0% (R$ 430 million), due to the following factors:

PMSO

The PMSO item reached R$ 786 million in 2Q17, compared to R$ 630 million in 2Q16, an increase of 24.7% (R$ 156 million).

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Reported PMSO (R$ million)
	2Q17	2Q16	Variation		1H17	1H16	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(337)	(267)	(69)	26.0%	(669)	(512)	(157)	30.7%
Material	(57)	(39)	(18)	46.3%	(113)	(79)	(34)	42.4%
Outsourced Services	(189)	(158)	(32)	20.0%	(374)	(307)	(68)	22.0%
Other Operating Costs/Expenses	(203)	(166)	(37)	22.0%	(389)	(339)	(50)	14.7%
Allowance for doubtful accounts	(39)	(50)	10	-21.0%	(86)	(96)	10	-10.2%
Legal, judicial and indemnities expenses	(59)	(50)	(9)	18.0%	(114)	(109)	(5)	4.3%
Others	(105)	(67)	(38)	57.1%	(189)	(134)	(55)	41.0%
Total Reported PMSO	(786)	(630)	(156)	24.7%	(1,545)	(1,237)	(308)	24.9%

PMSO RGE Sul
Personnel	(40)				(81)
Material	(7)				(16)
Outsourced Services	(31)				(62)
Other Operating Costs/Expenses	(33)				(56)
Allowance for doubtful accounts	(6)				(15)
Legal, judicial and indemnities expenses	(14)				(23)
Others	(12)				(18)
Total PMSO RGE Sul	(111)				(216)

PMSO (-) RGE Sul
Personnel	(297)	(267)	(30)	11.1%	(588)	(512)	(76)	14.8%
Material	(50)	(39)	(11)	28.3%	(97)	(79)	(18)	22.4%
Outsourced Services	(158)	(158)	(0)	0.3%	(312)	(307)	(5)	1.7%
Other Operating Costs/Expenses	(170)	(166)	(4)	2.1%	(332)	(339)	6	-1.9%
Allowance for doubtful accounts	(33)	(50)	17	-34.0%	(72)	(96)	24	-25.4%
Legal, judicial and indemnities expenses	(44)	(50)	5	-10.7%	(90)	(109)	19	-17.2%
Others	(93)	(67)	(26)	38.6%	(171)	(134)	(37)	27.3%
Total PMSO (-) RGE Sul	(675)	(630)	(45)	7.1%	(1,329)	(1,237)	(92)	7.5%

    (i)        Personnel - increase of 26.0% (R$ 69 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 40 million);

✓  Collective bargaining agreement – wages and benefits (R$ 18 million);

✓  Increase in the Services segment business, due to business expansion of CPFL Serviços, Nect, Authi and CPFL Eficiência (R$ 18 million);

Partially offset by:

✓  Other effects (R$ 7 million);

   (ii)        Material – increase of 46.3% (R$ 18 million), mainly due to:

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✓  Acquisition of RGE Sul (R$ 7 million);

✓  Replacement of material to the maintenance of lines and grid (R$ 4 million);

✓  Fleet maintenance (R$ 2 million);

✓  Other effects (R$ 5 million);

  (iii)        Out-sourced services - increase of 20.0% (R$ 37 million), mainly due to the acquisition of RGE Sul (R$ 31 million) and other effects (R$ 1 million);

 (iv)        Other operational costs/expenses - increase of 22.0% (R$ 37 million), mainly due to increase in the expenses in:

✓  Acquisition of RGE Sul (R$ 33 million);

✓  Increase in assets write-off (R$ 23 million), mainly due to the write-off of intangible assets of CPFL Renováveis’ SHPPs projects, due to the uncertainty of its development, in the amount of R $ 16 million;

✓  Increase in the expenses with collection fees (R$ 2 million);

✓  Increase in the expenses with publicity and advertising (R$ 2 million);

✓  Increase in the expenses with donations, contributions and subsidies (R$ 1 million);

✓  Other effects (R$ 2 million);

Partially offset by:

✓  Reduction of 34.0% in allowance for doubtful account (R$ 17 million);

✓  Reduction of 10.7% in legal and judicial expenses (R$ 5 million);

✓  Reduction of 50.0% in the amortization of paid premium – GSF (hydrological risk) in Conventional/Renewable Generation segment (R$ 2 million);

✓  Reduction of 22.9% in the expenses with regulatory penalties – DIC, FIC, DMIC and DICRI (R$ 2 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 875 million in 2Q17, compared to R$ 600 million in 2Q16, registering an increase of 45.7% (R$ 275 million), due to the following factors:

•      Acquisition of RGE Sul (R$ 133 million);

•      Increase of 69.6% (R$ 191 million) in Costs of Building the Infrastructure item;

•      Increase of 102.1% (R$ 14 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

•      Increase of 23.6% (R$ 59 million) in Depreciation and Amortization item;

•      Increase of 16.3% (R$ 10 million) in Amortization of Intangible of Concession Asset item.

4.7) EBITDA

In 2Q17, EBITDA reached R$ 1,027 million, registering an increase of 6.3% (R$ 61 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

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EBITDA and Net Income conciliation (R$ million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net Income	123	240	-48.7%	355	473	-24.8%
De preciation and Amortization	381	312		758	620
Financial Result	418	264		854	583
Income Tax / Social Contribution	105	150		255	325
EBITDA	1,027	966	6.3%	2,223	2,001	11.1%

4.8) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyzes.

In 2Q17, net financial expense was of R$ 418 million, an increase of 58.4% (R$ 154 million) compared to the net financial expense of R$ 264 million reported in 2Q16.

Financial Result (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	129	165	-21.8%	289	298	-2.8%
Additions and Late Payment Fines	69	60	16.6%	143	117	22.2%
Fiscal Credits Update	2	15	-83.9%	5	18	-71.8%
Judicial Deposits Update	13	9	44.4%	26	18	48.5%
Monetary and Foreign Exchange Updates	(1)	47	-	29	102	-71.3%
Discount on Purchase of ICMS Credit	3	5	-43.0%	6	12	-50.4%
Sectoral Financial Assets Update	1	7	-85.2%	1	57	-98.0%
PIS and COFINS - over Other Financial Revenues	(13)	(2)	523.1%	(27)	(23)	17.4%
Others	18	27	-31.8%	31	49	-36.7%
Total	223	334	-33.2%	503	646	-22.1%

Expenses
Debt Charges	(442)	(438)	1.1%	(928)	(868)	6.8%
Monetary and Foreign Exchange Updates	(154)	(135)	14.1%	(338)	(288)	17.3%
(-) Capitalized Interest	10	21	-52.7%	34	34	0.6%
Sectoral Financial Liabilities Update	(23)	(14)	60.3%	(50)	(16)	209.9%
Use of Public Asset	(0)	(4)	-94.5%	(4)	(8)	-56.5%
Others	(30)	(27)	14.1%	(72)	(82)	-11.8%
Total	(641)	(597)	7.3%	(1,358)	(1,229)	10.5%

Financial Result	(418)	(264)	58.4%	(854)	(583)	46.5%

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Financial Result (without RGE Sul) (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	125	165	-24.6%	280	298	-6.1%
Additions and Late Payment Fines	55	60	-6.9%	112	117	-4.3%
Fiscal Credits Update	2	15	-83.9%	5	18	-71.8%
Judicial Deposits Update	12	9	36.0%	25	18	39.6%
Monetary and Foreign Exchange Updates	(3)	47	-	28	102	-72.1%
Discount on Purchase of ICMS Credit	3	5	-43.0%	6	12	-50.4%
Sectoral Financial Assets Update	1	7	-85.2%	1	57	-98.0%
PIS and COFINS - over Other Financial Revenues	(13)	(2)	523.1%	(27)	(23)	17.4%
Others	14	27	-46.5%	28	49	-43.4%
Total	198	334	-40.7%	457	646	-29.3%

Expenses
Debt Charges	(407)	(438)	-6.9%	(851)	(868)	-2.0%
Monetary and Foreign Exchange Updates	(153)	(135)	13.3%	(330)	(288)	14.5%
(-) Capitalized Interest	9	21	-56.8%	32	34	-4.3%
Sectoral Financial Liabilities Update	(11)	(14)	-20.8%	(38)	(16)	130.9%
Use of Public Asset	(0)	(4)	-94.5%	(4)	(8)	-56.5%
Others	(24)	(27)	-9.9%	(62)	(82)	-24.2%
Total	(587)	(597)	-1.7%	(1,251)	(1,229)	1.8%

Financial Result	(390)	(264)	47.6%	(794)	(583)	36.3%

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 33.2% (R$ 111 million), from R$ 334 million in 2Q16 to R$ 223 million in 2Q17, mainly due to the following factors:

(i)            Variation of R$ 50 million in the monetary and foreign exchange updates, from a revenue of R$ 47 million in 2Q16 to a expense of R$ 3 million in 2Q17, due to the reductions of: (a) R$ 39 million in the gain with the zero-cost collar derivative1 ; (b) R$ 11 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (c) R$ 1 million in the update of the balance of tariff subsidies, as determined by ANEEL; partially offset by the increase of R$ 1 million in other monetary and foreign exchange updates;

(ii)           Reduction of 24.6% (R$ 41 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(iii)          Reduction of 83.9% (R$ 13 million) in fiscal credits update;

(iv)         Reduction of 46.5% (R$ 13 million) in other financial revenues;

(v)          Increase of 523.1% (R$ 11 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(vi)         Reduction of 85.2% (R$ 6 million) in sectoral financial assets update;

(vii)        Reduction of 6.9% (R$ 4 million) in additions and late payment fines;

(viii)       Reduction of 43.0% (R$ 2 million) in discount on the acquisition of ICMS credit;

Partially offset by:

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(ix)         Impact of the inclusion of RGE Sul in our consolidation in 2Q17. The total financial revenue in relation to RGE Sul (which was not included in our consolidation in 2Q16) totaled R$ 25 million for 2Q17;

(x)          Increase of 36.0% (R$ 3 million) in judicial deposits update.

•         Financial Expenses: increase of 7.3% (R$ 43 million), from R$ 597 million in 2Q16 to R$ 641 million in 2Q17, mainly due to the following factors:

(i)            Impact of the inclusion of RGE Sul in our consolidation in 2Q17. The total financial expense in relation to RGE Sul (which was not included in our consolidation in 2Q16) totaled R$ 53 million for 2Q17;

(ii)           Increase of 13.3% (R$ 18 million) in the monetary and foreign exchange updates, due to: (a) the effect of Itaipu’s exchange variation (R$ 43 million); (b) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 33 million); partially offset by (c) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 59 million);

(iii)          Reduction of 56.8% (R$ 12 million) in capitalized interest (expense reducer);

Partially offset by:

(iv)         Reduction of 6.9% (R$ 30 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(v)          Reduction of 94.5% (R$ 4 million) in the financial expenses with the Use of Public Asset (UBP);

(vi)         Reduction of 20.8% (R$ 3 million) in sectoral financial liabilities update;

(vii)        Reduction of 9.9% (R$ 3 million) in other financial expenses.

4.9) Net Income

In 2Q17, net income was R$ 123 million, registering a reduction of 48.7%.

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5) DEBT

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 2Q16 vs. 2Q17

2Q16

   2Q17

1) For debt linked to foreign currency (23% of total in 2Q17), swaps are contracted, which convert indexing for CDI;

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Net Debt and Leverage in IFRS

IFRS - R$ Million	2Q17	2Q16	Var. %
Financial Debt (including hedge)	(20,121)	(18,920)	6.3%
(+) Available Funds	4,316	5,465	-21.0%
(=) Net Debt	(15,805)	(13,455)	17.5%

5.2) Debt in Financial Covenants Criteria

5.2.1) Debt Amortization Schedule in Financial Covenants Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2017, CPFL Energia had worked in 2018 and 2019 prefunding.

Debt Amortization Schedule in Financial Covenants Criteria (Jun-17)1

1) Considers only the principal debt of R$ 17,471 million, excluding accrued interests of R$ 477 million and including other adjustments in the amount of R$ 84 million) to reach in the debt value of R$ 17,864 million in the Covenant criteria;

2) Short-term (Jul-17 – Jun-18) = R$ 3,864 million.

The cash position at the end of 2Q17 had a coverage ratio of 1.10x the amortizations of the next 12 months, enough to honor all amortization commitments until the end of 1H18. The average amortization term, calculated by this schedule, is 2.70 years.

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5.2.2) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 2Q16 vs. 2Q17

2Q16

2Q17

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (23% of total), swaps are contracted, which convert the indexation to CDI. The debt amount indexed in Interbank Rate (CDI) increased from 71% to 74%, mainly due to the R$ 620 million borrowed by CPFL Energia (holding) and R$ 400 million by CPFL Brasil through debentures emission in 4Q16. Additionally, In 1Q17 there were debentures emission in amount of R$ 786 million from RGE, CPFL Piratinga and CPFL Renováveis (holding).

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Gross Debt Cost1 in Financial Covenants Criteria – LTM

1)     Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

2)     As of 2Q17, CPFL Energia started to calculate gross debit cost considering end of period rates, to better reflect the variations on interest rates.

5.3) Net Debt in Financial Covenants Criteria and Leverage

In 2Q17, Pro forma Net Debt totaled R$ 13,613 million, an increase of 16.8% compared to net debt position at the end of 2Q16 in the amount of R$ 11,658 million.

The increase in Net Debt in 2Q17 was mainly due to the acquisition of RGE Sul, which was consolidated in November 2016.

Covenant Criteria (*) - R$ Million	2Q17	2Q16	Var.
Financial Debt (including hedge)1	(17,864)	(16,962)	5.3%
(+) Available Funds	4,251	5,304	-19.9%
(=) Net Debt	(13,613)	(11,658)	16.8%
EBITDA Pro-Forma²	4,151	3,764	10.3%
Net Debt / EBITDA	3.28x	3.10x	-0.20x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of adjusted EBITDA the effects of historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 13,613 million and EBITDA Proforma in the last 12 months reached R$ 4,151 million, the ratio adjusted Net Debt / EBITDA Proforma at the end of 2Q17 reached 3.28x.

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6) INVESTMENTS

6.1) Capital Expenditures

Investments (R$ Million)
Segment	2Q17	2Q16	Var.	1H17	1H16	Var.
Distribution	440	221	99.1%	788	429	83.5%
Generation - Conventional	1	1	41.1%	2	4	-54.4%
Generation - Renewable	238	260	-8.2%	521	487	7.0%
Commercialization	1	1	25.6%	2	2	-24.6%
Services and Others[1]	14	21	-32.0%	27	28	-3.8%
Subtotal	696	504	38.1%	1,339	950	41.0%
Transmission	2	6	-60.7%	40	9	331.7%
Total	698	510	36.9%	1,379	959	43.8%
Special Obligations	58	66	-13.4%	121	110	10.5%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 2Q17, R$ 696 million were invested, an increase of 38.1% if compared to 2Q16. In addition, there was an investment of R$ 2 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo, which, according to the requirements of IFRIC 12, was recorded as “Financial Asset of Concession” (non-current assets). CPFL Energia also accounted for R$ 58 million in Special Obligations in the quarter, among other items financed by the consumer.

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Mainly on Campo dos Ventos and São Benedito Wind Complexes;

b.    Pedra Cheirosa Wind Complex.

6.2)  Projected Capital Expenditures

On April 28, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2017 Annual Budget and 2018/2021 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission. Projections already include expected investments for RGE Sul.

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Projected Capital Expenditures (R$ million)1

Total:
R$ 10,438 million
Distribution[2]:
R$ 9,222 million
Generation[3]:
R$ 1,011 million
Trading & Services:
R$ 157 million
Transmission:
R$ 48 million
2,288
51
51
986
1,201
2,770
48
87
740
1,895
2,033
22
134
1,877
1,982
14
62
1,906
1,914
18
39
1,857
1,739
17
36
1,687
2016 Actual
2017
2018
2019
2020
2021

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

7) STOCK MARKETS

7.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
30/30/2016	R$ 20.59	30,786	51,526	30/30/2016	$ 12.86	15,996	17,930
03/31/2017	R$ 25.77	39,971	64,984	03/31/2017	$ 16.39	21,073	20,663
06/30/2017	R$ 26.69	39,543	63,832	06/30/2017	$ 16.35	19,840	21,409
QoQ	3.6%	-1.1%	-1.8%	QoQ	-0.2%	-5.9%	3.6%
YoY	29.6%	28.4%	23.9%	YoY	27.1%	24.0%	19.4%

On June 30, 2017 the price shares closed at R$ 26.69 per share on the B3 and US$ 16.35 per ADR on the NYSE, which represented a variation in the quarter of 3.6% and -0.2% respectively. In the last 12 months, the shares appreciated 29.6% on B3 and the ADR appreciated 27.1% on the NYSE.

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7.2) Daily Average Volume

The daily trading volume in 2Q17 averaged R$ 54 million, of which R$ 41.7 million on the B3 and R$ 12.3 million on the NYSE, representing a decrease of 7% compared to 2Q16. The number of trades on the B3 decreased by 55.1%, from a daily average of 8,194, in 2Q16, to 3,678, in 2Q17.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2016, CPFL marked 12 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, of which 2 independent members.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

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CPFL has a permanent Fiscal Council, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges. At the Ordinary and Extraordinary General Meetings held on April 28, 2017, 3 acting members and 3 deputy members were elected.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

STATE GRID
CORPORATION OF CHINA
54.6%
Free Float
45.4%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% RGE Sul 2
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços / Authi
100% ENVO
100% CPFL GD
GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
100% CPFL Centrais Geradoras
100% cpfl geração
Serra da Mesa HPP
51.54% 1
65% Ceran
25.01% BAESA
48.72% Enercan
53.34% Epasa
51% Foz do Chapecó
RENEWABLE
51.61% CPFL RENOVÁVEIS

Reference date: 06/30/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

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9.1) State Grid Transaction

As a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January 23rd, 2017, February 16th and 23rd, 2017, and June 13th, 2017, CPFL Energia announced to its shareholders and to the market in general that, on July 7th, that the company received from its controlling shareholder, State Grid Brazil Power Participações S.A., a letter informing that it decided to proceed solely with the Mandatory Tender Offers.

On June 12, 2017, the CVM requested through Letters 152 and 153/2017/CVM/SRE/GER-1 (“CVM Letters”) that State Grid either filed with the CVM the valuation reports in connection with the Delisting Tender Offer and the Novo Mercado’s Exit Tender Offer for each of the Companies, or, alternatively, filed with the CVM the adjusted offer documents providing solely for the Mandatory Tender Offers resulting from the direct transfer of control of CPFL Energia and the indirect transfer of control of CPFL Renováveis.

In response to the CVM Letters, State Grid informed, on June 7th, that it decided to proceed solely with the Mandatory Tender Offers resulting from the transfer of control of the Companies required in respect of each of the Companies pursuant to article 254-A of Law 6,404, dated as of December 15, 1976, article 29 of CVM Instruction 361, dated as of March 05, 2002, the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and “Novo Mercado”) and the Companies’ bylaws.

As also requested by the CVM Letters, the applicable documentation for the tender offers for each of the Companies were adjusted to reflect the foregoing decision filed with the Comissão de Valores Mobiliários – CVM on July 12, 2017.

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	7,798	6,213	25.5%	15,333	12,898	18.9%
Net Operating Revenue	4,741	3,568	32.9%	9,203	7,095	29.7%
Cost of Electric Power	(3,158)	(2,325)	35.8%	(5,968)	(4,551)	31.1%
Operating Costs & Expenses	(1,322)	(932)	41.8%	(2,537)	(1,781)	42.4%
EBIT	261	310	-15.7%	699	762	-8.3%
EBITDA(1)	452	451	0.3%	1,078	1,042	3.5%
Financial Income (Expense)	(166)	(65)	154.3%	(347)	(156)	122.4%
Income Before Taxes	96	245	-60.9%	351	606	-42.0%
Net Income	43	154	-71.8%	193	376	-48.5%

Notes:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(2) The distributors’ financial performance tables are attached to this report in item 11.12.

10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset

The distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, by the end of 2016, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, accounting the adjustments to the concession financial asset in Operating Revenues.

10.1.1.2) Sectoral Financial Assets and Liabilities

In 2Q17, total sectoral financial assets accounted for R$ 369 million, a variation of R$ 831 million if compared to 2Q16, when sectoral financial liabilities amounted to R$ 462 million.

On June 30, 2017, the balance of sectoral financial assets and liabilities was negative in R$ 1,254 million, compared to a negative balance of R$ 1,525 million on March 31, 2017 and a positive balance of R$ 130 on June 30, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.3) Operating Revenue

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating Revenue (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	6,008	6,069	-1.0%	12,967	12,726	1.9%
Short-term Electric Energy	537	(41)	-	749	100	649.7%
Revenue from Building the Infrastructure of the Concession	459	269	70.8%	837	483	73.3%
Sectoral Financial Assets and Liabilities	369	(462)	-	(196)	(1,194)	-83.6%
CDE Resources - Low-income and Other Tariff Subsidies	314	242	29.8%	738	495	49.1%
Adjustments to the Concession's Financial Asset	32	65	-49.9%	81	152	-46.5%
Other Revenues and Income	79	72	9.5%	157	136	15.1%
Total	7,798	6,213	25.5%	15,333	12,898	18.9%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,265)	(1,176)	7.5%	(2,711)	(2,487)	9.0%
PIS and COFINS Taxes	(673)	(543)	24.0%	(1,344)	(1,139)	18.0%
CDE Sector Charge	(784)	(835)	-6.1%	(1,614)	(1,677)	-3.8%
R&D and Energy Efficiency Program	(42)	(32)	31.2%	(83)	(65)	28.1%
PROINFA	(43)	(29)	50.2%	(87)	(49)	77.4%
Tariff Flags and Others	(244)	(26)	835.5%	(281)	(377)	-25.5%
Others	(5)	(4)	18.4%	(11)	(9)	17.9%
Total	(3,057)	(2,645)	15.6%	(6,130)	(5,804)	5.6%

Net Operating Revenue	4,741	3,568	32.9%	9,203	7,095	29.7%

Operating Revenue (without RGE Sul) (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	5,082	6,069	-16.3%	10,799	12,726	-15.1%
Short-term Electric Energy	426	(41)	-	626	100	526.9%
Revenue from Building the Infrastructure of the Concession	355	269	32.1%	649	483	34.3%
Sectoral Financial Assets and Liabilities	347	(462)	-	(102)	(1,194)	-91.5%
CDE Resources - Low-income and Other Tariff Subsidies	243	242	0.6%	564	495	14.0%
Adjustments to the Concession's Financial Asset	30	65	-54.2%	70	152	-53.7%
Other Revenues and Income	73	72	1.0%	133	136	-2.4%
Total	6,555	6,213	5.5%	12,740	12,898	-1.2%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,025)	(1,176)	-12.8%	(2,157)	(2,487)	-13.3%
PIS and COFINS Taxes	(573)	(543)	5.6%	(1,116)	(1,139)	-2.0%
CDE Sector Charge	(674)	(835)	-19.3%	(1,386)	(1,677)	-17.4%
R&D and Energy Efficiency Program	(36)	(32)	11.7%	(70)	(65)	7.9%
PROINFA	(38)	(29)	33.0%	(77)	(49)	57.7%
Tariff Flags and Others	(211)	(26)	705.9%	(242)	(377)	-35.8%
Others	(3)	(4)	-24.7%	(9)	(9)	-3.8%
Total	(2,560)	(2,645)	-3.2%	(5,057)	(5,804)	-12.9%

Net Operating Revenue	3,995	3,568	12.0%	7,684	7,095	8.3%

In 2Q17, gross operating revenue amounted to R$ 7,798 million, an increase of 25.5% (R$ 1,585 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 1,242 million);

•         Variation of R$ 809 million) in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 462 million in 2Q16 to a sectoral financial asset of R$ 347 million in 2Q17;

•         Variation of R$ 467 million in Short-term Electric Energy, from an expense of R$ 41 million in 2Q16 to a revenue of R$ 426 million in 2Q17;

•         Increase of 32.1% (R$ 86 million) in revenue from building the infrastructure of the concession;

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•         Increase of 0.6% (R$ 2 million) in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and low-income subsidies, in addition to discounts granted to consumers that obtained an injunction to disoblige the payment of specific components of CDE;

•         Increase of 1.0% (R$ 1 million) in Other Revenues and Income;

Partially offset by:

•         Reduction of 16.3% (R$ 987 million) in the revenue with energy sales (captive + free clients), due to: (i) the negative average tariff adjustment in the distribution companies for the period between 2Q16 and 2Q17 (highlight for the average reductions of 7.51% in RGE in June 2016, of 24.21% in CPFL Piratininga in October 2016 and of 10.50% in CPFL Paulista in April 2017); (ii) the stability in the sales volume within the concession area (variation of +0.5%), disregarding the volumes of RGE Sul; partially offset by (iii) the adoption of red tariff flag in April and May 2017, compared to green tariff flag applied in the same period of 2016 (green tariff flag was adopted in June 2016 and 2017);

•         Reduction of 54.2% (R$ 35 million) in the adjustments to the Concession´s Financial Asset, due to: (i) lower inflation (IPCA of 0.22% in 2Q17 and of 1.75% in 2Q16); and (ii) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa)2.

Deductions from the gross operating revenue were R$ 3,057 million in 2Q17, representing an increase of 15.6% (R$ 412 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 496 million);

•         Increase of 705.9% in tariff flags approved by the CCEE (R$ 184 million);

•         Increase of 5.6% in PIS and COFINS taxes (R$ 30 million);

•         Increase of 33.0% in the PROINFA (R$ 9 million);

•         Increase of 11.7% in the R&D and Energy Efficiency Program (R$ 4 million);

Partially offset by the following factors:

•         Reduction of 19.3% in the CDE sector charge (R$ 161 million), due to the adoption of CDE System Usage quotas in lower amount than 2016, partially offset by the increase in CDE Energy quotas and in the CDE charges in order to cover ACR Account loans;

•         Reduction of 12.8% in ICMS tax (R$ 150 million);

•         Reduction of 24.7% in other deductions from the gross operating revenue (R$ 1 million).

Net operating revenue reached R$ 4,741 million in 2Q17, representing an increase of 32.9% (R$ 1,173 million).

10.1.1.4) Cost of Electric Energy

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

 2 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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Cost of Electric Energy (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	610	504	21.0%	1,168	1,051	11.2%
Energy Purchased in the Spot Market/PROINFA	76	74	3.5%	154	77	99.7%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,578	1,621	59.1%	4,842	3,144	54.0%
PIS and COFINS Tax Credit	(301)	(203)	48.2%	(568)	(395)	43.8%
Total	2,963	1,995	48.5%	5,596	3,877	44.3%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	228	185	23.4%	456	369	23.4%
Itaipu Transmission Charges	16	13	21.1%	31	25	20.2%
Connection Charges	27	17	55.7%	54	33	64.8%
Charges for the Use of the Distribution System	11	8	34.4%	21	17	24.5%
System Service Usage Charges - ESS	(66)	70	-	(149)	197	-
Reserve Energy Charges - EER	-	71	-	-	101	-
PIS and COFINS Tax Credit	(21)	(34)	-37.9%	(40)	(69)	-41.6%
Total	195	331	-41.0%	372	674	-44.8%

Cost of Electric Energy	3,158	2,325	35.8%	5,968	4,551	31.1%

Cost of Electric Energy (without RGE Sul) (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	509	504	1.0%	973	1,051	-7.4%
Energy Purchased in the Spot Market/PROINFA	54	74	-26.5%	110	77	43.0%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,193	1,621	35.3%	4,113	3,144	30.8%
PIS and COFINS Tax Credit	(255)	(203)	25.4%	(481)	(395)	21.6%
Total	2,501	1,995	25.4%	4,715	3,877	21.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	186	185	0.7%	372	369	0.6%
Itaipu Transmission Charges	13	13	0.8%	25	25	0.1%
Connection Charges	18	17	2.6%	35	33	7.3%
Charges for the Use of the Distribution System	11	8	34.4%	21	17	24.5%
System Service Usage Charges - ESS	(58)	70	-	(130)	197	-
Reserve Energy Charges - EER	-	71	-	-	101	-
PIS and COFINS Tax Credit	(16)	(34)	-53.5%	(30)	(69)	-56.5%
Total	154	331	-53.5%	293	674	-56.5%

Cost of Electric Energy	2,655	2,325	14.2%	5,009	4,551	10.1%

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,158 million in 2Q17, representing an increase of 35.8% (R$ 832 million):

•      The cost of electric power purchased for resale was R$ 2,963 million in 2Q17, representing an increase of 48.5% (R$ 968 million), due to the following factors:

(i)            Acquisition of RGE Sul (R$ 462 million);

(ii)           Increase of 35.3% (R$ 572 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the increase of 337.0% (31,202 GWh) in the volume of purchased energy, partially offset by the reduction of 69.0% in the average purchase price (from R$ 175.03/MWh in 2Q16 to R$ 54.20/MWh in 2Q17);

(iii)          Increase of 1.0% (R$ 5 million) in the cost of energy from Itaipu, due to the increase of 4.9% in the average purchase price (from R$ 199.16/MWh in 2Q16 to R$ 208.98/MWh in 2Q17), partially offset by the reduction of 3.7% (94 GWh) in the volume of purchased energy;

Partially offset by:

(iv)         Reduction of R$ 19 million in the cost of energy purchased in the short term and Proinfa, mainly due to the reduction in the average purchase price of Proinfa (from R$ 357.56/MWh in 2Q16 to R$ 230.24/MWh in 2Q17), despite the higher average PLD (from R$ 62.22/MWh in 2Q16 to R$ 302.55/MWh in 2Q17, in the Southeast/Midwest submarket, and from R$ 60.15/MWh in 2Q16 to R$ 282.96/MWh in 2Q17, in the South submarket);

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(v)          Increase of 25.4% (R$ 52 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•      Charges for the use of the transmission and distribution system reached R$ 195 million in 2Q17, representing a reduction of 41.0% (R$ 136 million), due to the following factors:

(i)            Variation of R$ 129 million in the system service usage charges – ESS, from an expense of R$ 70 million in 2Q16 to a revenue of R$ 58 million in 2Q17;

(ii)           Variation of R$ 71 million in the energy reserve charges – EER, since there was no registration in 2Q17 and there was a registration in the amount of R$ 71 million in 2Q16;

Partially offset by:

(iii)          Acquisition of RGE Sul (R$ 41 million);

(iv)         Reduction of 53.5% (R$ 18 million) in PIS and Cofins tax credit (cost reducer), generated from the charges;

(v)          Increase of 34.4% (R$ 3 million) in the usage of the distribution system charges;

(vi)         Increase of R$ 2 million in the Itaipu transmission charges and charges for basic network and connection.

10.1.1.5) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,322 million in 2Q17, compared to R$ 932 million in 2Q16, an increase of 41.8% (R$ 390 million), due to the following factors:

PMSO

PMSO reached R$ 645 million in 2Q17, an increase of 26.6% (R$ 135 million), compared to R$ 509 million in 2Q16. Disregarding the acquisition of RGE Sul, PMSO would increase 4.8% (R$ 24 million).

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Reported PMSO (R$ million)
	2Q17	2Q16	Variation		1H17	1H16	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(230)	(175)	(55)	31.1%	(454)	(341)	(113)	33.0%
Material	(42)	(29)	(13)	43.3%	(81)	(58)	(23)	40.2%
Outsourced Services	(212)	(160)	(53)	33.0%	(407)	(304)	(103)	33.9%
Other Operating Costs/Expenses	(161)	(145)	(16)	10.7%	(323)	(290)	(34)	11.6%
Allowance for doubtful accounts	(39)	(49)	10	-19.8%	(86)	(94)	8	-8.6%
Legal, judicial and indemnities expenses	(55)	(47)	(8)	17.1%	(101)	(98)	(3)	3.4%
Others	(67)	(49)	(17)	34.7%	(136)	(98)	(38)	39.1%
Total Reported PMSO	(645)	(509)	(135)	26.6%	(1,264)	(992)	(272)	27.4%

PMSO RGE Sul
Personnel	(40)				(81)
Material	(7)				(16)
Outsourced Services	(31)				(62)
Other Operating Costs/Expenses	(33)				(56)
Allowance for doubtful accounts	(6)				(15)
Legal, judicial and indemnities expenses	(14)				(23)
Others	(12)				(18)
Total PMSO RGE Sul	(111)				(216)

PMSO (-) RGE Sul
Personnel	(190)	(175)	(15)	8.5%	(372)	(341)	(31)	9.2%
Material	(35)	(29)	(6)	19.1%	(65)	(58)	(7)	12.8%
Outsourced Services	(181)	(160)	(21)	13.5%	(344)	(304)	(41)	13.4%
Other Operating Costs/Expenses	(128)	(145)	18	-12.1%	(267)	(290)	23	-7.9%
Allowance for doubtful accounts	(33)	(49)	16	-33.1%	(72)	(94)	23	-24.0%
Legal, judicial and indemnities expenses	(41)	(47)	6	-13.1%	(77)	(98)	20	-20.6%
Others	(54)	(49)	(5)	9.7%	(118)	(98)	(20)	20.3%
Total PMSO (-) RGE Sul	(533)	(509)	(24)	4.8%	(1,048)	(992)	(57)	5.7%

Personnel – increase of 31.1% (R$ 55 million), mainly due to the acquisition of RGE Sul (R$ 40 million), of the collective bargaining agreement effects (R$ 14 million) and others (R$ 1 million);

Material – increase of 43.3% (R$ 13 million), mainly due to the acquisition of RGE Sul (R$ 7 million), the replacement of material to the maintenance of lines and grid (R$ 4 million) and others (R$ 2 million);

Outsourced services – increase of 33.0% (R$ 53 million), mainly due to the following items: acquisition of RGE Sul (R$ 31 million), outsourced services (R$ 5 million), hardware/software maintenance (R$ 4 million), tree pruning (R$ 3 million), lines, grid and substations maintenance service (R$ 2 million), meter reading and use (R$ 2 million), collection actions (R$ 2 million) and Call Center (R$ 1 million);

Other operating costs/expenses – increase of 10.7% (R$ 16 million), mainly due to the following factors: acquisition of RGE Sul (R$ 33 million) and other expenses (R$ 5 million). These effects were partially offset by the reduction in the allowance for doubtful accounts (R$ 16 million) and legal and judicial expenses (R$ 6 million).

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Other operating costs and expenses

Other operating costs and expenses reached R$ 677 million in 2Q17, compared to R$ 423 million in 2Q16, registering an increase of 60.2% (R$ 255 million), with the variations below:

            (i)       Acquisition of RGE Sul (R$ 151 million);

           (ii)       Increase of 32.1% (R$ 86 million) in cost of building the concession´s infrastructure. This item, which reached R$ 355 million in 2Q17, does not affect results, since it has its counterpart in “operating revenue”;

          (iii)       Increase of 10.5% (R$ 13 million) in Depreciation and Amortization item;

         (iv)       Increase of 87.6% (R$ 12 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

Parcialmente compensados por:

          (v)       Reduction of 47.7% (R$ 7 million) in Amortization of Acquisition Goodwill item.

10.1.1.6) EBITDA

EBITDA totaled R$ 452 million in 2Q17, registering an increase of 0.3% (R$ 2 million).

Conciliation of Net Income and EBITDA (R$ million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net income	43	154	-71.8%	193	376	-48.5%
Depreciation and Amortization	191	141		380	280
Financial Results	166	65		347	156
Income Tax /Social Contribution	53	92		158	230
EBITDA	452	451	0.3%	1,078	1,042	3.5%

10.1.1.7) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyzes.

In 2Q17, the net financial result recorded a net financial expense of R$ 166 million, an increase of 154.3% (R$ 100 million).

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Financial Result (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	69	92	-24.4%	148	171	-13.6%
Additions and Late Payment Fines	69	58	19.2%	141	114	23.7%
Fiscal Credits Update	1	11	-91.3%	2	12	-83.8%
Judicial Deposits Update	13	8	50.9%	26	17	53.0%
Monetary and Foreign Exchange Updates	5	15	-70.1%	18	41	-56.0%
Discount on Purchase of ICMS Credit	3	5	-43.0%	6	12	-50.4%
Sectoral Financial Assets Update	1	7	-85.2%	1	57	-98.0%
PIS and COFINS - over Other Financial Revenues	(10)	3	-	(20)	(15)	38.6%
Others	13	14	-10.1%	20	25	-20.3%
Total	163	214	-23.7%	340	432	-21.3%

Expenses
Debt Charges	(169)	(167)	1.2%	(348)	(334)	4.4%
Monetary and Foreign Exchange Updates	(120)	(95)	26.6%	(248)	(205)	21.3%
(-) Capitalized Interest	4	3	37.0%	9	5	65.3%
Sectoral Financial Liabilities Update	(23)	(14)	60.3%	(50)	(16)	209.9%
Others	(21)	(6)	252.4%	(50)	(39)	26.4%
Total	(329)	(279)	17.8%	(688)	(588)	16.8%

Financial Result	(166)	(65)	154.3%	(347)	(156)	122.4%

Financial Result (without RGE Sul) (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	65	92	-29.4%	138	171	-19.3%
Additions and Late Payment Fines	55	58	-5.1%	110	114	-3.6%
Fiscal Credits Update	1	11	-91.3%	2	12	-83.8%
Judicial Deposits Update	12	8	42.0%	24	17	43.7%
Monetary and Foreign Exchange Updates	3	15	-79.2%	17	41	-58.0%
Discount on Purchase of ICMS Credit	3	5	-43.0%	6	12	-50.4%
Sectoral Financial Assets Update	1	7	-85.2%	1	57	-98.0%
PIS and COFINS - over Other Financial Revenues	(10)	3	-	(20)	(15)	38.6%
Others	9	14	-38.3%	16	25	-33.6%
Total	138	214	-35.3%	294	432	-32.0%

Expenses
Debt Charges	(134)	(167)	-19.8%	(271)	(334)	-18.7%
Monetary and Foreign Exchange Updates	(119)	(95)	25.5%	(240)	(205)	17.4%
(-) Capitalized Interest	4	3	9.8%	7	5	34.5%
Sectoral Financial Liabilities Update	(11)	(14)	-20.8%	(38)	(16)	130.8%
Others	(14)	(6)	144.6%	(40)	(39)	0.7%
Total	(275)	(279)	-1.3%	(581)	(588)	-1.2%

Financial Result	(137)	(65)	110.4%	(287)	(156)	84.1%

The items explaining these changes are as follows:

•        Financial Revenue: reduction of 23.7% (R$ 51 million), from R$ 214 million in 2Q16 to R$ 163 million in 2Q17, mainly due to the following factors:

(i)          Reduction of 29.4% in the income from financial investments (R$ 27 million), due to the lower average balance of investments and the fall of CDI interbank rate;

(ii)         Variation of R$ 13 million in PIS and Cofins on financial revenues, from a revenue of R$ 3 million in 2Q16 to an expense of R$ 10 million in 2Q17;

(iii)        Reduction of 79.2% in adjustments for inflation and exchange rate changes (R$ 12 million), due to the reduction of R$ 11 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers and the reduction of R$ 1 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

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(iv)       Reduction of 91.3% in fiscal credits update (R$ 10 million);

(v)        Reduction of 85.2% in sectoral financial assets update (R$ 6 million);

(vi)       Reduction of 38.3% in other financial revenues (R$ 5 million);

(vii)      Reduction of 5.1% in late payment interest and fines (R$ 3 million);

(viii)     Reduction of 43.0% in the discount on purchase of ICMS credit (R$ 2 million);

Partially offset by:

(ix)       Acquisition of RGE Sul (R$ 25 million);

(x)        Increase of 42.0% in adjustments for inflation of escrow deposits (R$ 4 million).

•        Financial Expense: increase of 17.8% (R$ 50 million), from R$ 279 million in 2Q16 to R$ 329 million in 2Q17, mainly due to the following factors:

            (i)       Acquisition of RGE Sul (R$ 53 million);

           (ii)       Increase of 25.5% in adjustments for inflation and exchange rate changes (R$ 24 million), due to: (a) the effect of exchange variation in Itaipu invoices (R$ 43 million); (b) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 32 million); partially offset by (c) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 51 million);

          (iii)       Increase of 144.6% in other financial expenses (R$ 9 million);

Partially offset by:

         (iv)       Reduction of 19.8% in interest on debt in local currency (R$ 33 million);

          (v)       Reduction of 20.8% in the sectoral financial liabilities update (R$ 3 million).

10.1.1.8) Net Income

In 2Q17, a Net Income of R$ 43 million was registered, a reduction of 71.8% (R$ 110 million) if compared to the Net Income of R$ 154 million observed in 2Q16.

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10.1.2) Tariff events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in the last 12 months

	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,157	2,211	2,210	2,213	2,209	2,212
Adjustment	-12.54%	-1.28%	0.77%	2.05%	1.63%	1.65%
Parcel A	-7.02%	0.88%	1.26%	3.26%	0.44%	2.78%
Parcel B	1.67%	0.48%	1.92%	0.62%	0.53%	0.67%
Financial Components	-7.19%	-2.65%	-2.41%	-1.83%	0.66%	-1.80%
Effect on consumer billings	-24.21%	-10.37%	-3.28%	-8.41%	-4.15%	-2.56%
Date of entry into force	10/23/2016	3/22/2017	3/22/2017	3/22/2017	3/22/2017	3/22/2017

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Annual tariff adjustments occurred in April and June 2017

	CPFL Paulista	RGE Sul	RGE Sul
Ratifying Resolution	2,217	2,218	2,252
Adjustment	-0.80%	-0.20%	3.57%
Parcel A	1.37%	2.32%	2.17%
Parcel B	0.76%	0.63%	0.20%
Financial Components	-2.93%	-3.15%	1.21%
Effect on consumer billings	-10.50%	-6.43%	5.00%
Date of entry into force	4/8/2017	4/19/2017	6/19/2017

10.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)							SAIFI (interruptions)
	2013	2014	2015	2016	1Q17	2Q17	ANEEL[1]	2013	2014	2015	2016	1Q17	2Q17	ANEEL[1]
CPFL Paulista	7.14	6.93	7.76	7.62	7.33	7.23	7.50	4.73	4.88	4.89	5.00	4.89	4.94	6.53
CPFL Piratininga	7.44	6.98	7.24	6.97	8.82	7.45	6.86	4.58	4.19	4.31	3.80	4.28	4.56	6.03
RGE	17.35	18.77	15.98	14.44	14.43	13.88	12.15	9.04	9.14	8.33	7.56	7.82	7.57	9.10
RGE Sul	14.07	17.75	19.11	19.45	17.34	16.24	11.42	7.39	8.87	8.42	9.41	8.84	8.36	9.11
CPFL Santa Cruz	6.97	6.74	8.46	5.65	5.38	5.23	9.26	6.82	5.29	6.34	4.09	3.79	3.88	8.85
CPFL Jaguari	5.92	5.41	6.93	7.10	7.81	7.26	8.26	5.43	4.32	4.61	6.13	7.34	6.95	7.43
CPFL Mococa	4.86	6.88	7.04	10.56	10.30	9.73	9.95	4.93	7.31	5.92	6.63	6.33	6.04	8.99
CPFL Leste Paulista	7.58	8.48	7.92	8.01	8.19	8.44	9.73	6.33	6.30	5.67	5.73	5.69	6.45	8.18
CPFL Sul Paulista	9.08	9.69	11.51	15.20	12.62	11.11	9.95	6.71	7.03	9.47	11.76	9.98	9.50	8.29

1) Regulatory Agency (ANEEL) Limits – 2017.

In 2Q17, CPFL Piratininga’s SAIDI registered an increase in relation to 2Q16, due to the occasional disconnections of great impact mainly in the transmission system (transmission lines that do not belong to CPFL Piratininga).

On the other hand, CPFL Sul Paulista’s and RGE Sul's SAIDI registered a reduction in 2Q17 in relation to 2Q16, demonstrating the effectiveness of maintenance and improvement works, and also because, in 2Q17, we have more favorable weather conditions than in 2Q16, when we were still suffering the effects of what was considered the strongest El Niño of the last 15 years.

The SAIFI indicator was kept below regulatory limits in all companies (except CPFL Sul Paulista), reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

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Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	3Q16	4Q16	1Q17	2Q17	ANEEL[2]	3Q16	4Q16	1Q17	2Q17	ANEEL[2]	3Q16	4Q16	1Q17	2Q17	ANEEL[2]
CPFL Energia	6.24%	6.30%	6.32%	6.43%	6.39%	2.74%	2.99%	2.90%	2.53%	1.81%	8.98%	9.30%	9.22%	8.96%	8.20%
CPFL Paulista	6.10%	6.22%	6.16%	6.25%	6.32%	3.26%	3.36%	3.50%	3.19%	1.98%	9.36%	9.58%	9.66%	9.44%	8.30%
CPFL Piratininga	5.13%	5.14%	5.23%	5.41%	5.52%	1.92%	2.16%	2.28%	2.05%	1.45%	7.05%	7.30%	7.52%	7.45%	6.97%
RGE	7.37%	7.33%	7.38%	7.40%	7.28%	2.33%	2.66%	2.44%	1.65%	1.81%	9.70%	9.99%	9.82%	9.05%	9.09%
RGE Sul	6.79%	6.83%	7.00%	7.09%	6.75%	3.04%	3.85%	2.72%	2.62%	2.20%	9.84%	10.67%	9.72%	9.71%	8.95%
CPFL Santa Cruz	8.49%	8.65%	8.61%	9.15%	7.76%	1.31%	1.17%	1.38%	0.09%	0.51%	9.80%	9.82%	9.98%	9.24%	8.27%
CPFL Jaguari	3.46%	3.40%	3.35%	3.44%	4.28%	1.16%	1.23%	1.05%	0.16%	0.41%	4.62%	4.63%	4.40%	3.60%	4.69%
CPFL Mococa	7.74%	7.50%	7.33%	7.35%	8.17%	2.43%	2.80%	3.20%	3.07%	0.57%	10.17%	10.29%	10.52%	10.42%	8.74%
CPFL Leste Paulista	8.55%	8.39%	8.35%	8.36%	7.99%	3.26%	2.49%	2.22%	1.58%	0.82%	11.81%	10.88%	10.57%	9.94%	8.81%
CPFL Sul Paulista	8.14%	8.35%	8.48%	8.48%	5.94%	1.45%	1.74%	1.74%	1.37%	0.22%	9.59%	10.08%	10.22%	9.85%	6.16%

1) The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

2) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia, already considering RGE Sul in the historical series, was of 8.96% in 2Q17, compared to 9.10% in 2Q16, a reduction of 0.14 p.p. Disregarding RGE Sul, the consolidated losses index of CPFL Energia would be of 8.84% in 2Q17, compared to 8.89% in 2Q16, a reduction of 0.05 p.p.

Find below how was performance of losses in low voltage market:

12-month Accumulated Losses - LV1	Non-technical Losses / LV
	3Q16	4Q16	1Q17	2Q17	ANEEL[2]
CPFL Paulista	7.63%	7.91%	8.27%	7.53%	4.61%
CPFL Piratininga	5.45%	6.10%	6.45%	5.79%	3.90%
RGE	5.72%	6.56%	6.03%	4.06%	4.41%
RGE Sul	7.21%	9.23%	6.44%	6.20%	4.91%
CPFL Santa Cruz	2.58%	2.36%	2.78%	0.17%	0.98%
CPFL Jaguari	4.71%	4.93%	4.24%	0.63%	1.60%
CPFL Mococa	4.29%	4.94%	5.67%	5.47%	0.98%
CPFL Leste Paulista	5.85%	4.48%	4.02%	2.88%	1.46%
CPFL Sul Paulista	3.23%	3.76%	3.77%	2.95%	0.46%

1) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

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10.2) Commercialization and Services Segments

10.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net Operating Revenue	763	486	57.2%	1,384	917	50.9%
EBITDA(1)	35	32	9.8%	75	48	55.5%
Net Income	18	20	-10.0%	35	34	3.6%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 2Q17, net operating revenue reached R$ 763 million, representing an increase of 57.2% (R$ 278 million).

EBITDA

In 2Q17, EBITDA totaled R$ 35 million, compared to R$ 32 million in 2Q16, an increase of 9.8% (R$ 3 million). Comparing 1H17 to 1H16, there was an increase of 55.5% in EBITDA figures.

Net Income

In 2Q17, net income amounted to R$ 18 million, compared to R$ 20 million in 2Q16, a decrease of 10% (R$ 2 million).

10.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net Operating Revenue	120	94	26.7%	223	180	24.0%
EBITDA(1)	22	19	16.5%	40	37	9.0%
Net Income	14	13	13.9%	25	23	8.7%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 2Q17, net operating revenue reached R$ 120 million, representing an increase of 26.7% (R$ 26 million).

EBITDA

In 2Q17, EBITDA totaled R$ 22 million, compared to R$ 19 million in 2Q16, an increase of 16.5%.

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Net Income

In 2Q17, net income amounted to R$ 14 million, compared to R$ 13 million in 2Q16, an increase of 13.9%.

10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	307	272	13.1%	590	533	10.7%
Net Operating Revenue	280	247	13.4%	537	484	11.0%
Cost of Electric Power	(28)	(21)	32.1%	(50)	(47)	6.7%
Operating Costs & Expenses	(61)	(59)	3.5%	(117)	(116)	1.3%
EBIT	191	166	14.5%	370	321	15.2%
EBITDA	305	249	22.3%	594	516	15.3%
Financial Income (Expense)	(102)	(87)	18.2%	(202)	(170)	18.8%
Income Before Taxes	171	149	15.3%	330	283	16.7%
Net Income	142	121	17.4%	274	231	18.7%

           Nota:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.3.1.1) Operating Revenue

In 2Q17, Gross Operating Revenue reached R$ 307 million, an increase of 13.1% (R$ 36 million) in relation to 2Q16.

The variation in the gross operating revenue is mainly due to the following factors:

  Increase of  power supply revenue from Serra da Mesa HPP (R$ 6.6 million), justified by the  increases in Furnas power supply revenue;
  Increase in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (Baesa) (R$ 3.3 million);
  Increase of revenue from the plants CPFL Centrais Geradoras (R$ 0.9 million);
  Increase of revenue from Paulista Lajeado HPP (R$ 4.7 million);
  Increase of revenue from the plants of Rio das Antas Complex (Ceran) (R$ 10.5 million), due to the increase in volume of energy sold, together with contracts price adjustment;
  Other revenues, from the GSF compensation agreement (R$ 9.5 million).

Net Operating Revenue reached R$ 280 million, registering an increase of 13.4% (R$ 33 million).

10.3.1.2) Cost of Electric Power

In 2Q17, the cost of electric power reached R$ 28 million, a reduction of 32.1% (R$ 7 million), due mainly to the following factors:

•         Increase of 39.3% in the cost with Electric Energy Purchased for Resale (R$ 6 million), due mainly to the following factors:

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               (i)       Increase of R$ 6 million in the energy cost from the plants of Rio das Antas Complex (Ceran), basically due to the increase in the volume of energy purchased at 46.8%;

              (ii)       In CPFL Geração, increase in the cost of energy from Barra Grande HPP (Baesa) (R$ 0.9 million) due to average price increase in the energy costs form Baesa.

•         Increase of 13.0% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 0.8 million).

10.3.1.3) Operating Costs and Expenses

In 2Q17, operating costs and expenses reached R$ 61 million, compared to R$ 59 million in 2Q16, an increase of 3.5% (R$ 2 million), due to the variations in:

     (i)       PMSO item, that reached R$ 29.9 million in 2Q17, compared to R$ 27.6 million in 2Q16, registering a reduction of 8.7% (R$ 2.4 million). The table below lists the main variation in PMSO:

PMSO (R$ million)
	2Q17	2Q16	Variation	1H17	1H16	Variation
			%			%
PMSO
Personnel	(9.8)	(10.2)	-3.7%	(19.9)	(19.2)	3.6%
Material	(0.7)	(0.6)	17.4%	(1.3)	(1.5)	-13.1%
Outsourced Services	(9.4)	(5.6)	68.5%	(14.9)	(10.2)	45.7%
Other Operating Costs/Expenses	(10.1)	(11.2)	-10.3%	(18.6)	(22.1)	-15.7%
GSF Risk Premium	(1.8)	(1.3)	41.0%	(3.6)	(1.3)	-
Others	(8.2)	(9.9)	-16.9%	(15.0)	(20.8)	-27.9%
Total PMSO	(29.9)	(27.6)	8.7%	(54.7)	(53.0)	3.2%

This variation is explained mainly by the following factors:

                      i.        Increase of 68.5% in Outsourced Services (R$ 3.8 million), mainly due to the write-off of plants projects (R$ 3.5 million)

                     ii.        Reduction of 10.3% in Other Operating Costs/Expenses (R$ 1.2 million).

    (ii)       Reduction of 1.7% in Depreciation and Amortization (R$ 0.5 million).

10.3.1.4) Equity Income

Equity Income (R$ Million)
	2Q17	2Q16	Var. R$	Var. %	1H17	1H16	Var. R$	Var. %
Projects
Barra Grande HPP	2	1	1	132.2%	4	8	(5)	-55.6%
Campos Novos HPP	28	30	(2)	-6.5%	62	53	9	17.8%
Foz do Chapecó HPP	35	20	15	75.7%	60	38	22	57.3%
Epasa TPP	18	18	0	0.6%	37	33	4	11.6%
Total	83	69	14	20.9%	163	132	31	23.1%

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In 2Q17, Equity Income reached R$ 83 million, compared to R$ 69 million in 2Q16, an increase of 20.9% (R$ 16 million).

Barra Grande HPP (R$ 1.3 million):

•         Increase of 18% in Net Revenue (R$ 2.5 million);

•         Increase of 10.4% in Operating Costs and Expenses (R$ 0.8 million);

•         Reduction in Net Financial Expense (R$ 0.3 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 0.7 million);

•         Reduction of 132.2% in Net Income (R$ 1.3 million).

Foz do Chapecó HPP (R$ 14.9 million):

•         Increase of 9.9% in Net Revenue (R$ 9.3 million);

•         Increase of 2.1% in Operating Costs and Expenses (R$ 0.4 million);

•         Reduction of 0.9% in Depreciation and Amortization (R$ 0.1 million);

•         Reduction of 14.3% in Net Financial Expense (R$ 1.8 million);

•         Increase of 78.9% in the expense with Income Tax and Social Contribution (R$ 7.9 million);

•         Increase of 75.7% in Net Income (R$ 14.9 million).

Campos Novos HPP (R$ 11 million):

•         Increase of 4.3% in Net Revenue (R$ 3 million);

•         Reduction of 62.9% in Operating Costs and Expenses (R$ 7 million);

•         Reduction of 3% (R$ 0.1 million) in Depreciation and Amortization;

•         Reversion of negative Net Financial Result in 2Q16 of R$ 1 million to positive Net Financial Result of R$ 2.3 million (variation of R$ 3.2 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 1.2 million);

•         Reduction of 6.7% in Net Income (R$ 2 million).

EPASA TPP (R$ 0.1 million):

•         Reduction of 10.1% in Net Revenue (R$ 7.2 million);

•         Reduction of 18.8% in operating costs and expenses (R$ 8.2 million);

•         Reduction of 1.0% in Depreciation and Amortization;

•         Increase of 27.0% in Net Financial Expense;

•         Increase of the expense with Income Tax and Social Contribution (R$ 1.6 million);

•         Maintenance of Net Income (R$ 0.1 million).

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10.3.1.5) EBITDA

In 2Q17, EBITDA was of R$ 305 million, compared to R$ 267 million in 2Q16, an increase of 14.3% (R$ 38 million).

Conciliation of Net Income and EBITDA (R$ million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net Income	142	121	17.4%	274	231	18.7%
Depreciation and Amortization	31	31		61	62
Financial Result	102	87		202	170
Income Tax /Social Contribution	29	27		56	52
EBITDA	305	267	14.3%	594	515	15.3%

10.3.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	20	17	21.5%	55	32	70.8%
Additions and Late Payment Fines	0	-	0.0%	0	-	0.0%
Fiscal Credits Update	0	0	-	0	0	-
Monetary and Foreign Exchange Updates	(6)	32	-	11	60	-81.6%
PIS and COFINS - over Other Financial Revenues	(1)	(1)	5.5%	(3)	(2)	48.3%
Others	0	3	-95.2%	0	4	-93.7%
Total	13	52	-74.1%	64	97	-33.8%

Expenses
Debt Charges	(97)	(120)	-19.0%	(212)	(233)	-9.1%
Monetary and Foreign Exchange Updates	(17)	(10)	72.2%	(49)	(17)	180.7%
(-) Capitalized Interest	-	-	0.0%	-	-	0.0%
Sectoral Financial Liabilities Update	-	-	0.0%	-	-	-
Use of Public Asset	(0)	(4)	0.0%	(4)	(8)	-56.5%
Others	(1)	(4)	-70.5%	(2)	(8)	-72.9%
Total	(116)	(138)	-16.1%	(266)	(267)	-0.1%

Financial Result	(103)	(87)	18.5%	(203)	(170)	19.0%

In 2Q17, the financial result was a net expense of R$ 103 million, representing an increase of 18.5% (R$ 16 million).

•         Financial Revenues moved from R$ 52 million in 2Q16 to R$ 13 million in 2Q17, a decrease of 74.1% (R$ 38 million), due to:

✓  Reduction of 118.6% in monetary and foreign exchange updates (R$ 38 million),  from a revenue of R$ 32 million in 2Q16 to a expense of R$ 6 million in 2Q17, due to the reductions of: R$ 39 million in the gain with the zero-cost collar derivative 3;

3 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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✓  Reduction of 95.2% in other effects (R$ 3 million).

Partially offset by:

✓  Increase of 21.5% in income from financial investments (R$ 4 million).

•         Financial Expenses moved from R$ 138 million in 2Q16 to R$ 1116 million in 2Q17, a decrease of 16,1% (R$ 22 million), due to:

✓  Reduction of 19% in debt charges (R$ 23 million), mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 94.5% in expenses of the Use of Public Asset (UBP) (R$ 4 million);

✓  Reduction of R$ 3 million in other effects;

Partially offset by:

✓  Increase of 72.2 % in monetary and foreign exchange updates (R$ 7 million).

10.3.1.7) Net Income

In 2Q17, net income was of R$ 142 million, compared to a net income of R$ 121 million in 2Q16, an increase of 17.4%.

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	2Q17	2Q16	Var. %	1H17	1H16	Var. %
Gross Operating Revenue	464	386	20.2%	873	694	25.8%
Net Operating Revenue	431	365	18.0%	819	656	24.7%
Cost of Electric Power	(86)	(52)	64.2%	(137)	(84)	63.8%
Operating Costs & Expenses	(275)	(237)	16.1%	(526)	(462)	13.8%
EBIT	70	76	-7.8%	156	110	41.0%
EBITDA (1)	223	211	5.7%	459	379	21.3%
Financial Income (Expense)	(133)	(128)	3.5%	(256)	(262)	-2.3%
Income Before Taxes	(62)	(52)	19.9%	(100)	(152)	-33.8%
Net Income	(76)	(62)	23.7%	(126)	(169)	-25.0%

        Note:

        (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.4.1.1) Variations in the Income Statement of CPFL Renováveis

In 2Q17, the variations in the Income Statement of CPFL Renováveis are mainly due to the factors below:

•         Commercial start-up of Pedra Cheirosa Complex in June 2017 (48.3 MW);

•         Commercial start-up of Campo dos Ventos Complex and São Benedito Complex wind farms, gradually, over 2016 (231.0 MW).

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10.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 464 million in 2Q17, representing an increase of 20.2% (R$ 78 million).

Net Operating Revenue reached R$ 431 million in 2Q17, representing an increase of 18.0% (R$ 66 million). This increase is mainly due to the following factors:

     Wind (R$ 15 million):

(i)    Commercial startup of the Campo dos Ventos and São Benedito wind complexes in May 2016 and Pedra Cheirosa in June 2017 partially compensated by lower generation in Ceará Wind Farms (R$ 15 million) ;

SHPP (R$ 28 million):

(ii)   Different seasonal adjustment strategy for physical guarantee and contractual price adjustment (R$ 15 million);

(iii)   Higher revenue from the holding company mainly due to the settlement of energy purchase to rebuild guarantees and the assets’ moving average, which were offset by the cost of energy purchase (R$ 13 million);

Biomass (R$ 5 million):

(iv)  As from 1Q17, biomass revenue (excluding plants with an energy sale agreement in the regulated market – Bio Pedra, Bio Ester and Bio Formosa) started being recognized based on the seasonal adjustment of the physical guarantee of agreements, while a portion of biomass generation in 1Q16 was recognized based on generation.

10.4.1.3) Cost of Electric Power

In 2Q17, Cost of Electric Power was of R$ 86 million, representing na increase of 64.2% (R$ 34 million). This increase is due to the following factors:

•         Increase of 92.6% in the cost with Electric Energy Purchased for Resale (R$ 14 million), mainly due to the the purchase of energy to the meet exposure in the spot market and hedge;

•         Increase of 18.0% in cost with Charges for the Use of the Transmission and Distribution System (R$ 4 million):

(i)    Energy purchase to the meet exposure in the spot market and hedge;

(ii)   GSF impact;

(iii)  Acknowledgment of contractual indemnity and one-year and four-year verifications of energy sales contracts (R$ 38.6 million) that occurred in 2Q16 but didn´t occurred on 2Q17.

10.4.1.4) Operating Costs and Expenses

In 2Q17, Operating Costs and Expenses reached R$ 275 million, representing an increase of 16.1% (R$ 38 million). The main factors were:

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•         PMSO item, which reached R$ 122.4 million, an increase of 19.8% (R$ 20.2 million).

The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	2Q17	2Q16	Variation		1H17	1H16	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(23)	(21)	(2)	10.3%	(46)	(41)	(5)	11.5%
Material	(3)	(1)	(1)	119.9%	(7)	(5)	(3)	58.9%
Outsourced Services	(55)	(43)	(11)	25.7%	(101)	(86)	(15)	17.9%
Other Operating Costs/Expenses	(42)	(37)	(6)	15.1%	(68)	(63)	(5)	8.6%
GSF Risk Premium	(1)	(1)	1	-	(1)	(1)	-	-
Others	(42)	(36)	(6)	17.3%	(67)	(61)	(5)	8.8%
Total PMSO	(122)	(102)	(20)	19.8%	(222)	(194)	(28)	14.5%

This variation is explained mainly by the following factors:

                  (i)       Personnel: Increase of 10.3% (R$ 2.2 million), as a result of the higher number of employees and the collective bargaining agreement;

                 (ii)       Outsourced Services: Increase of 25.7% (R$ 11.2 million) mainly due to increase in expenses with IT consulting services (45%);

                (iii)       Disposal of intangible asset related to SHPPs projects due to the uncertainty of its development R$ 16 million (non-recurring provision without cash effects).

•         Depreciation and Amortization item, which reached R$ 114 million, an increase of 17.7% (R$ 17 million), due basically to the start-up of assets over the last 12 months.

10.4.1.5) EBITDA

In 2Q17, EBITDA was of R$ 236 million, compared to R$ 211 million in 2Q16, an increase of 5.7% (R$ 12 million). This variation is observed due to a higher net income that was driven by the comercial start of new assets and due to sales contracts seasonal variances. This last item was partially compensated by higher costs incoming from assets added to Company´s portifolio and also due to the intangible asset disposal related to SHPPs.

Conciliation of Net Income and EBITDA (R$ million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Net income	(76)	(62)	23.7%	(126)	(169)	-25.0%
Amortization	153	135		304	268
Financial Results	133	128		256	262
Income Tax /Social Contribution	14	10		26	17
EBITDA	223	211	5.7%	459	379	21.3%

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10.4.1.6) Financial Result

Financial Result (IFRS - R$ Million)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Revenues
Income from Financial Investments	31	29	7.0%	67	55	21.6%
Late payment interest and fines	0	1	-87.5%	1	2	-51.2%
Judicial Deposits Update	0	0	-79.8%	0	1	-64.0%
Monetary and Foreign Exchange Updates	0	0	-18.6%	0	1	-65.1%
PIS and COFINS - over Other Financial Revenues	(1)	(2)	-29.0%	(3)	(3)	-1.4%
Others	3	5	-47.7%	6	9	-30.5%
Total	33	34	-4.4%	72	64	11.7%

Expenses
Debt Charges	(143)	(146)	-2.3%	(293)	(285)	3.0%
Monetary and Foreign Exchange Updates	(15)	(19)	-19.4%	(36)	(41)	-10.6%
(-) Capitalized Interest	6	18	-68.8%	25	28	-11.8%
Others	(13)	(16)	-15.3%	(23)	(29)	-20.9%
Total	(165)	(162)	1.8%	(328)	(326)	0.5%

Financial Result	(133)	(128)	3.5%	(256)	(262)	-2.3%

In 2Q17, net Financial Result was an expense of R$ 133 million, representing an increase of 3.5% (R$ 5 million) compared to 2Q16.

The main factor that affected the financial revenue (decrease of R$ 1 million) was:

            (i)        Lower average Interbank Rate (10.92% p.a. on 2Q17 versus 14.13% p.a. on 2Q16).

The main factor that affected the financial expense (decrease of R$ 12 million) was:

           (ii)        Capitalized Interest: Decrease of 68.8%, arising from the reduction of renewable energy complexes under construction that should lead the interest capitalization in 2017. While in 2016 there were 10 renewable energy complexes under interest capitalization, there are 3 complexes in 2017.

10.4.1.7) Net Income

In 2Q17, Net Loss was of R$ 76 million, compared to a net income of R$ 62 million in 2Q16 (R$ 14 million), due to the intangible asset disposal related to SHPPs.

Página 51 de 66

10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 2,103 MW of operating installed capacity and 27 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there is 1 SHPP (30 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,224 MW, representing a total portfolio of 2,564 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	30	-	-	-	30
Under development	242	-	1,982	340	2,564
Total	695	370	3,291	341	4,697

Pedra Cheirosa Wind Farms – Operating

The wind farms of Pedra Cheirosa Complex (Pedra Cheirosa I and II), located in the municipality of Itarema, State of Ceará, started operations on June 27, 2017, with almost a year of anticipation. The installed capacity is of 48.3 MW and the assured energy is of 26.1 average-MW. Energy was sold through long-term contract in the 2013 A-5 auction (Pedra Cheirosa I – price: R$ 156.20/MWh | Pedra Cheirosa II – price: R$ 156.82, both in June 2017).

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, has operations in input prediction from 1Q20. The installed capacity is of 26.5 MW and the assured energy is of 14.8 average-MW. Energy was sold through long-term contracts in the 2015 A-5 new energy auction (price: R$ 233.59/MWh – June 2017).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2017	12/31/2016	06/30/2016

CURRENT
Cash and Cash Equivalents	4,316,090	6,164,997	5,464,783
Consumers, Concessionaries and Licensees	3,949,822	3,765,893	3,444,243
Dividend and Interest on Equity	13,513	73,328	13,424
Recoverable Taxes	477,097	403,848	517,302
Derivatives	462,563	163,241	560,057
Sectoral Financial Assets	-	-	645,648
Concession Financial Assets	10,972	10,700	9,846
Other Credits	908,589	797,181	647,280
TOTAL CURRENT	10,138,647	11,379,187	11,302,583

NON-CURRENT
Consumers, Concessionaries and Licensees	213,407	203,185	131,118
Affiliates, Subsidiaries and Parent Company	9,340	47,631	44,532
Judicial Deposits	819,962	550,072	495,527
Recoverable Taxes	223,475	198,286	160,071
Sectoral Financial Assets	35,738	-	-
Derivatives	340,742	641,357	686,282
Deferred Taxes	863,821	922,858	495,045
Concession Financial Assets	5,899,539	5,363,144	4,002,959
Investments at Cost	116,654	116,654	116,654
Other Credits	808,424	766,253	657,087
Investments	1,532,128	1,493,753	1,384,239
Property, Plant and Equipment	9,984,338	9,712,998	9,453,342
Intangible	10,640,881	10,775,613	9,020,793
TOTAL NON-CURRENT	31,488,450	30,791,805	26,647,651

TOTAL ASSETS	41,627,097	42,170,992	37,950,234

Página 53 de 66

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2017	12/31/2016	06/30/2016

CURRENT
Suppliers	2,793,507	2,728,130	1,688,003
Loans and Financing	3,614,588	1,875,648	2,270,776
Debentures	1,506,804	1,547,275	1,016,240
Employee Pension Plans	59,027	33,209	4,268
Regulatory Charges	440,213	366,078	319,311
Taxes, Fees and Contributions	622,307	681,544	746,067
Dividend and Interest on Equity	8,244	232,851	222,937
Accrued Liabilities	155,113	131,707	123,203
Derivatives	3,942	6,055	48,536
Sectoral Financial Liabilities	1,069,666	597,515	42,510
Public Utilities	11,936	10,857	9,941
Other Accounts Payable	937,117	807,623	850,851
TOTAL CURRENT	11,222,464	9,018,492	7,342,643

NON-CURRENT
Suppliers	126,588	129,781	633
Loans and Financing	8,973,309	11,168,394	11,102,484
Debentures	6,761,375	7,452,672	5,645,524
Employee Pension Plans	1,015,952	1,019,233	861,304
Taxes, Fees and Contributions	23,190	26,814	-
Deferred Taxes	1,286,862	1,324,134	1,363,006
Reserve for Tax, Civil and Labor Risks	851,385	833,276	618,034
Derivatives	63,545	112,207	83,031
Sectoral Financial Liabilities	219,891	317,406	473,100
Public Utilities	83,868	86,624	86,152
Other Accounts Payable	288,160	309,292	190,359
TOTAL NON-CURRENT	19,694,127	22,779,832	20,423,625

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	468,014	468,014	468,082
Legal Reserve	739,102	739,102	355,347
Statutory Reserve - Concession Financial Assets	760,866	702,928	640,545
Statutory Reserve - Strengthening of Working Capital	545,505	545,505	392,972
Dividend	-	7,820	-
Other Comprehensive Income	(247,466)	(234,633)	(231,958)
Retained Earnings	344,254	-	436,476
	8,351,561	7,970,021	7,802,748
Non-Controlling Shareholders' Interest	2,358,945	2,402,648	2,381,218
TOTAL SHAREHOLDERS' EQUITY	10,710,506	10,372,668	10,183,966

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,627,097	42,170,992	37,950,234

Página 54 de 66

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q17	2Q16	Variation	1H17	1H16	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,875,500	5,844,986	0.5%	12,697,351	12,308,064	3.2%
Electricity Sales to Distributors	1,454,121	639,961	127.2%	2,404,924	1,388,217	73.2%
Revenue from building the infrastructure	462,323	274,716	68.3%	878,362	491,850	78.6%
Update of concession's financial asset	32,391	64,641	-49.9%	81,314	152,021	-46.5%
Sectorial financial assets and liabilities	369,317	(461,979)	-	(195,686)	(1,194,232)	-83.6%
Other Operating Revenues	962,859	864,071	11.4%	2,020,631	1,666,123	21.3%
	9,156,512	7,226,397	26.7%	17,886,897	14,812,044	20.8%

DEDUCTIONS FROM OPERATING REVENUES	(3,193,963)	(2,745,673)	16.3%	(6,385,569)	(5,994,551)	6.5%
NET OPERATING REVENUES	5,962,549	4,480,723	33.1%	11,501,327	8,817,493	30.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,520,542)	(2,313,621)	52.2%	(6,538,926)	(4,479,553)	46.0%
Electricity Network Usage Charges	(217,974)	(350,926)	-37.9%	(420,244)	(713,014)	-41.1%
	(3,738,517)	(2,664,546)	40.3%	(6,959,171)	(5,192,567)	34.0%
OPERATING COSTS AND EXPENSES
Personnel	(336,679)	(267,200)	26.0%	(669,162)	(512,168)	30.7%
Material	(57,462)	(39,271)	46.3%	(112,556)	(79,056)	42.4%
Outsourced Services	(189,136)	(157,568)	20.0%	(374,389)	(306,788)	22.0%
Other Operating Costs/Expenses	(202,814)	(166,217)	22.0%	(388,738)	(338,902)	14.7%
Allowance for Doubtful Accounts	(39,372)	(49,814)	-21.0%	(86,068)	(95,865)	-10.2%
Legal and judicial expenses	(58,504)	(49,585)	18.0%	(113,623)	(108,969)	4.3%
Others	(104,938)	(66,818)	57.1%	(189,047)	(134,067)	41.0%
Cost of building the infrastructure	(465,666)	(274,491)	69.6%	(880,293)	(491,527)	79.1%
Employee Pension Plans	(28,112)	(13,913)	102.1%	(56,944)	(27,825)	104.6%
Depreciation and Amortization	(309,125)	(250,014)	23.6%	(613,448)	(496,095)	23.7%
Amortization of Concession's Intangible	(72,116)	(62,020)	16.3%	(144,233)	(123,907)	16.4%
	(1,661,109)	(1,230,694)	35.0%	(3,239,762)	(2,376,266)	36.3%

EBITDA[1]	1,027,277	966,300	6.3%	2,223,042	2,001,069	11.1%

INCOME FROM ELECTRIC ENERGY SERVICE	562,923	585,483	-3.9%	1,302,394	1,248,659	4.3%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	222,632	333,512	-33.2%	503,343	645,843	-22.1%
Financial Expenses	(640,799)	(597,468)	7.3%	(1,357,649)	(1,228,827)	10.5%
	(418,168)	(263,957)	58.4%	(854,306)	(582,984)	46.5%

EQUITY ACCOUNTING
Equity Accounting	83,113	68,783	20.8%	162,967	132,408	23.1%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	82,968	68,638	20.9%	162,678	132,118	23.1%

INCOME BEFORE TAXES ON INCOME	227,724	390,164	-41.6%	610,766	797,793	-23.4%

Social Contribution	(28,289)	(42,502)	-33.4%	(68,863)	(89,668)	-23.2%
Income Tax	(76,263)	(107,528)	-29.1%	(186,610)	(235,544)	-20.8%

NET INCOME	123,172	240,135	-48.7%	355,293	472,581	-24.8%
Controlling Shareholders' Interest	143,475	259,811	-44.8%	389,360	531,160	-26.7%
Non-Controlling Shareholders' Interest	(20,302)	(19,676)	3.2%	(34,067)	(58,578)	-41.8%

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Página 55 de 66

11.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q17	Last 12M

Beginning Balance	4,877,813	5,464,783

Net Income Before Taxes	227,724	1,193,521

Depreciation and Amortization	381,509	1,429,390
Interest on Debts and Monetary and Foreign Exchange Restatements	515,837	2,313,553
Consumers, Concessionaries and Licensees	67,897	(118,921)
Sectoral Financial Assets	(46,011)	880,610
Accounts Receivable - Resources Provided by the CDE/CCEE	48,545	(65,027)
Suppliers	541,606	752,429
Sectoral Financial Liabilities	(247,739)	327,117
Accounts Payable - CDE	6,801	(42,146)
Interest on Debts and Debentures Paid	(477,660)	(1,704,399)
Income Tax and Social Contribution Paid	(106,640)	(771,296)
Others	96,388	108,074
	780,533	3,109,384

Total Operating Activities	1,008,257	4,302,905

Investment Activities
Value Paid in Business Combination, Net of the Acquired Cash	-	(1,496,675)
Acquisition of Property, Plant and Equipment, and Intangibles	(697,246)	(2,627,788)
Others	(6,784)	(108,972)
Total Investment Activities	(704,030)	(4,233,435)

Financing Activities
Loans and Debentures	185,251	3,397,029
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,010,857)	(4,149,523)
Dividend and Interest on Equity Paid	(17,389)	(458,586)
Others	(22,955)	(7,083)
Total Financing Activities	(865,950)	(1,218,163)

Cash Flow Generation	(561,723)	(1,148,693)

Ending Balance - 06/30/2017	4,316,090	4,316,090

Página 56 de 66

11.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	2Q17	2Q16	Var.	1H17	1H16	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	296,003	269,935	9.7%	575,502	529,206	8.7%
Other Operating Revenues	11,357	1,821	523.8%	14,175	3,503	304.7%
	307,360	271,755	13.1%	589,677	532,709	10.7%

DEDUCTIONS FROM OPERATING REVENUE	(27,357)	(24,834)	10.2%	(52,523)	(48,991)	7.2%
NET OPERATING REVENUE	280,003	246,921	13.4%	537,154	483,717	11.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(21,495)	(15,433)	39.3%	(36,889)	(35,248)	4.7%
Eletricity Network Usage Charges	(6,586)	(5,828)	13.0%	(13,164)	(11,680)	12.7%
	(28,080)	(21,261)	32.1%	(50,053)	(46,928)	6.7%
OPERATING COSTS AND EXPENSES
Personnel	(9,806)	(10,179)	-3.7%	(19,892)	(19,201)	3.6%
Material	(712)	(606)	17.4%	(1,262)	(1,453)	-13.1%
Outsourced Services	(9,370)	(5,559)	68.5%	(14,856)	(10,195)	45.7%
Other Operating Costs/Expenses	(10,051)	(11,207)	-10.3%	(18,646)	(22,122)	-15.7%
Employee Pension Plans	(517)	(322)	60.7%	(1,034)	(643)	60.7%
Depreciation and Amortization	(28,318)	(28,811)	-1.7%	(56,491)	(57,116)	-1.1%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(4,983)	(4,983)	0.0%
	(61,265)	(59,175)	3.5%	(117,164)	(115,713)	1.3%

EBITDA	304,580	266,570	14.3%	594,379	515,584	15.3%

EBIT	190,657	166,484	14.5%	369,937	321,076	15.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,683	51,660	-73.5%	64,191	96,511	-33.5%
Financial Expenses	(115,926)	(138,177)	-16.1%	(266,500)	(266,765)	-0.1%
Interest on Equity	-	-	-	-	-	-
	(102,243)	(86,517)	18.2%	(202,308)	(170,253)	18.8%

EQUITY ACCOUNTING
Equity Accounting	83,113	68,783	20.8%	162,968	132,408	23.1%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	82,968	68,638	20.9%	162,678	132,118	23.1%

INCOME BEFORE TAXES ON INCOME	171,382	148,605	15.3%	330,306	282,941	16.7%

Social Contribution	(7,684)	(7,226)	6.3%	(14,852)	(13,831)	7.4%
Income Tax	(21,248)	(20,019)	6.1%	(41,404)	(38,154)	8.5%

NET INCOME (LOSS)	142,451	121,360	17.4%	274,050	230,956	18.7%
Controlling Shareholders' Interest			0.0%			0.0%
Non-Controlling Shareholders' Interest			0.0%			0.0%

Página 57 de 66

11.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	2Q17	2Q16	Var. %	1H17	1H16	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	6,034	22,277	-72.9%	29,824	45,477	(15,653)	655.7%
Eletricity Sales to Distributors	455,428	355,365	28.2%	839,596	639,541	200,055	0.8%
Other Operating Revenues	2,551	8,435	-69.8%	3,436	8,745	(5,308)	-56.5%
	464,013	386,077	20.2%	1,774,264	1,693,852	80,412	4.7%

DEDUCTIONS FROM OPERATING REVENUES	(32,745)	(20,597)	59.0%	(54,127)	(37,368)	(16,759)	6.0%
NET OPERATING REVENUES	431,268	365,480	18.0%	818,729	656,394	162,336	4.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(62,354)	(32,373)	92.6%	(89,652)	(45,507)	(44,145)	-25.8%
Eletricity Network Usage Charges	(23,512)	(19,918)	18.0%	(47,404)	(38,154)	(9,251)	14.4%
	(85,866)	(52,291)	64.2%	(137,056)	(83,661)	(53,395)	-17.0%
OPERATING COSTS AND EXPENSES
Personnel	(23,029)	(20,875)	10.3%	(45,938)	(41,211)	(4,728)	21.8%
Material	(2,524)	(1,148)	119.9%	(7,401)	(4,658)	(2,743)	-47.3%
Outsourced Services	(54,582)	(43,428)	25.7%	(100,860)	(85,524)	(15,335)	21.2%
Other Operating Costs/Expenses	(42,270)	(36,726)	15.1%	(68,006)	(62,610)	(5,396)	567.5%
Depreciation and Amortization	(114,236)	(97,029)	17.7%	(226,444)	(192,526)	(33,917)	4.5%
Amortization of Concession's Intangible	(38,625)	(37,932)	1.8%	(77,250)	(75,732)	(1,518)	-3.1%
	(275,265)	(237,139)	16.1%	(525,899)	(462,262)	(63,636)	20.1%

EBITDA (1)	222,998	211,012	5.7%	459,468	378,729	80,739	-0.8%

EBIT	70,137	76,051	-7.8%	155,775	110,470	45,304	-4.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	32,850	34,375	-4.4%	71,740	64,255	7,485	1.0%
Financial Expenses	(165,385)	(162,454)	1.8%	(327,926)	(326,414)	(1,512)	11.4%
	(132,535)	(128,080)	3.5%	(256,186)	(262,159)	5,973	14.3%

INCOME BEFORE TAXES ON INCOME	(62,398)	(52,029)	19.9%	(100,412)	(151,688)	51,277	1220.0%

Social Contribution	(4,577)	(4,073)	12.4%	(9,150)	(6,998)	(2,152)	5.9%
Income Tax	(9,310)	(5,577)	67.0%	(16,884)	(9,873)	(7,011)	-15.6%

NET INCOME	(76,285)	(61,678)	23.7%	(126,445)	(168,559)	42,114	150.1%
Controlling Shareholders' Interest	-	-	0.0%	-	-	-	0.0%
Non-Controlling Shareholders' Interest	-	-	0.0%	-	-	-	0.0%

Página 58 de 66

11.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	2Q17	2Q16	Variation	1H17	1H16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,405,439	5,484,109	-1.4%	11,766,967	11,608,218	1.4%
Electricity Sales to Distributors	601,730	25,706	2240.8%	887,264	241,244	267.8%
Revenue from building the infrastructure	458,746	268,574	70.8%	837,188	482,997	73.3%
Adjustments to the concession´s financial asset	32,391	64,641	-49.9%	81,314	152,021	-46.5%
Sectoral financial assets and liabilities	369,317	(461,979)	-	(195,686)	(1,194,232)	-83.6%
Other Operating Revenues	930,205	831,540	11.9%	1,956,415	1,607,935	21.7%
	7,797,827	6,212,592	25.5%	15,333,462	12,898,184	18.9%

DEDUCTIONS FROM OPERATING REVENUE	(3,056,725)	(2,644,909)	15.6%	(6,130,007)	(5,803,616)	5.6%
NET OPERATING REVENUE	4,741,102	3,567,684	32.9%	9,203,455	7,094,568	29.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,962,995)	(1,994,968)	48.5%	(5,595,920)	(3,877,000)	44.3%
Electricity Network Usage Charges	(194,844)	(330,520)	-41.0%	(372,303)	(673,957)	-44.8%
	(3,157,840)	(2,325,489)	35.8%	(5,968,223)	(4,550,957)	31.1%
OPERATING COSTS AND EXPENSES
Personnel	(229,825)	(175,239)	31.1%	(453,625)	(340,988)	33.0%
Material	(41,826)	(29,189)	43.3%	(80,636)	(57,504)	40.2%
Outsourced Services	(212,108)	(159,514)	33.0%	(406,543)	(303,641)	33.9%
Other Operating Costs/Expenses	(160,745)	(145,220)	10.7%	(323,069)	(289,565)	11.6%
Allowance for Doubtful Accounts	(39,114)	(48,787)	-19.8%	(86,091)	(94,162)	-8.6%
Legal and Judicial Expenses	(55,091)	(47,045)	17.1%	(100,918)	(97,579)	3.4%
Others	(66,541)	(49,387)	34.7%	(136,059)	(97,825)	39.1%
Cost of building the infrastructure	(458,746)	(268,574)	70.8%	(837,188)	(482,997)	73.3%
Employee Pension Plans	(27,595)	(13,591)	103.0%	(55,910)	(27,182)	105.7%
Depreciation and Amortization	(154,293)	(119,631)	29.0%	(305,444)	(237,716)	28.5%
Amortization of Concession's Intangible	(15,322)	(5,918)	158.9%	(30,643)	(11,835)	158.9%
Amortization of goodwill derived from acquisition	(21,381)	(15,035)	42.2%	(43,584)	(30,069)	44.9%
	(1,321,842)	(931,911)	41.8%	(2,536,640)	(1,781,498)	42.4%

EBITDA (IFRS)(1)	452,417	450,867	0.3%	1,078,262	1,041,733	3.5%

EBIT	261,421	310,284	-15.7%	698,591	762,113	-8.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	163,000	213,754	-23.7%	340,341	432,297	-21.3%
Financial Expenses	(328,552)	(278,864)	17.8%	(687,509)	(588,418)	16.8%
Interest on Equity
	(165,552)	(65,110)	154.3%	(347,168)	(156,121)	122.4%

INCOME BEFORE TAXES ON INCOME	95,869	245,174	-60.9%	351,423	605,992	-42.0%

Social Contribution	(13,730)	(25,827)	-46.8%	(41,808)	(62,573)	-33.2%
Income Tax	(38,894)	(65,835)	-40.9%	(116,167)	(167,886)	-30.8%

Net Income (IFRS)	43,244	153,512	-71.8%	193,449	375,533	-48.5%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 59 de 66

11.8) Income Statement – Distribution Segment (without RGE Sul)

(R$ thousands)

Consolidated (without RGE Sul)
	2Q17	2Q16	Variation	1H17	1H16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	4,542,510	5,484,109	-17.2%	9,739,790	11,608,218	-16.1%
Electricity Sales to Distributors	486,175	25,706	1791.3%	754,068	241,244	212.6%
Revenue from building the infrastructure	354,728	268,574	32.1%	648,506	482,997	34.3%
Adjustments to the concession´s financial asset	29,599	64,641	-54.2%	70,383	152,021	-53.7%
Sectoral financial assets and liabilities	346,622	(461,979)	-	(101,732)	(1,194,232)	-91.5%
Other Operating Revenues	796,578	831,540	-4.2%	1,637,087	1,607,935	1.8%
	6,556,211	6,212,592	5.5%	12,748,101	12,898,184	-1.2%

DEDUCTIONS FROM OPERATING REVENUE	(2,560,894)	(2,644,909)	-3.2%	(5,056,929)	(5,803,616)	-12.9%
NET OPERATING REVENUE	3,995,317	3,567,684	12.0%	7,691,172	7,094,568	8.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,501,297)	(1,994,968)	25.4%	(4,715,055)	(3,877,000)	21.6%
Electricity Network Usage Charges	(153,820)	(330,520)	-53.5%	(293,478)	(673,957)	-56.5%
	(2,655,118)	(2,325,489)	14.2%	(5,008,533)	(4,550,957)	10.1%
OPERATING COSTS AND EXPENSES
Personnel	(190,050)	(175,239)	8.5%	(372,342)	(340,988)	9.2%
Material	(34,759)	(29,189)	19.1%	(64,846)	(57,504)	12.8%
Outsourced Services	(181,008)	(159,514)	13.5%	(344,310)	(303,641)	13.4%
Other Operating Costs/Expenses	(127,678)	(145,220)	-12.1%	(266,792)	(289,565)	-7.9%
Allowance for Doubtful Accounts	(32,621)	(48,787)	-33.1%	(71,572)	(94,162)	-24.0%
Legal and Judicial Expenses	(40,873)	(47,045)	-13.1%	(77,498)	(97,579)	-20.6%
Others	(54,185)	(49,387)	9.7%	(117,722)	(97,825)	20.3%
Cost of building the infrastructure	(354,728)	(268,574)	32.1%	(648,506)	(482,997)	34.3%
Employee Pension Plans	(25,500)	(13,591)	87.6%	(50,999)	(27,182)	87.6%
Depreciation and Amortization	(132,232)	(119,631)	10.5%	(254,593)	(237,716)	7.1%
Amortization of Concession's Intangible	(5,918)	(5,918)	0.0%	(11,835)	(11,835)	0.0%
Amortization of goodwill derived from acquisition	(7,867)	(15,035)	-47.7%	(22,901)	(30,069)	-23.8%
	(1,059,739)	(931,911)	13.7%	(2,037,124)	(1,781,498)	14.3%

EBITDA(1)	426,476	450,867	-5.4%	934,845	1,041,733	-10.3%

EBIT	280,460	310,284	-9.6%	645,516	762,113	-15.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	138,282	213,754	-35.3%	293,851	432,297	-32.0%
Financial Expenses	(275,223)	(278,864)	-1.3%	(584,611)	(588,418)	-0.6%
Interest on Equity
	(136,941)	(65,110)	110.3%	(290,760)	(156,121)	86.2%

INCOME BEFORE TAXES ON INCOME	143,519	245,174	-41.5%	354,756	605,992	-41.5%

Social Contribution	(17,040)	(25,827)	-34.0%	(40,356)	(62,573)	-35.5%
Income Tax	(47,877)	(65,835)	-27.3%	(112,105)	(167,886)	-33.2%

Net Income	78,602	153,512	-48.8%	202,295	375,533	-46.1%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 60 de 66

11.9) Income Statement – Distribution Segment

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	3,423,379	3,250,680	5.3%	6,629,747	6,676,967	-0.7%
Net Operating Revenue	2,081,236	1,889,646	10.1%	3,973,463	3,697,427	7.5%
Cost of Electric Power	(1,426,951)	(1,246,792)	14.4%	(2,667,529)	(2,424,146)	10.0%
Operating Costs & Expenses	(542,514)	(456,615)	18.8%	(1,032,997)	(880,551)	17.3%
EBIT	111,771	186,238	-40.0%	272,936	392,731	-30.5%
EBITDA(1)	169,294	239,477	-29.3%	386,668	498,340	-22.4%
Financial Income (Expense)	(66,307)	(9,916)	568.7%	(138,909)	(50,405)	175.6%
Income Before Taxes	45,464	176,323	-74.2%	134,027	342,326	-60.8%
Net Income	23,325	113,545	-79.5%	75,593	217,840	-65.3%

CPFL PIRATININGA
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	1,465,730	1,405,467	4.3%	2,881,317	2,993,019	-3.7%
Net Operating Revenue	887,490	764,111	16.1%	1,737,379	1,567,403	10.8%
Cost of Electric Power	(615,508)	(537,274)	14.6%	(1,192,183)	(1,059,256)	12.5%
Operating Costs & Expenses	(189,140)	(175,763)	7.6%	(379,305)	(326,723)	16.1%
EBIT	82,842	51,074	62.2%	165,891	181,424	-8.6%
EBITDA(1)	106,947	74,135	44.3%	213,853	227,357	-5.9%
Financial Income (Expense)	(33,224)	(4,948)	571.4%	(65,729)	(25,124)	161.6%
Income Before Taxes	49,618	46,126	7.6%	100,162	156,300	-35.9%
Net Income	30,493	29,044	5.0%	61,855	97,427	-36.5%

RGE
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	1,302,689	1,212,466	7.4%	2,518,125	2,521,968	-0.2%
Net Operating Revenue	793,423	703,132	12.8%	1,521,940	1,412,335	7.8%
Cost of Electric Power	(482,929)	(421,700)	14.5%	(900,382)	(835,026)	7.8%
Operating Costs & Expenses	(238,556)	(219,299)	8.8%	(450,081)	(419,372)	7.3%
EBIT	71,938	62,133	15.8%	171,477	157,937	8.6%
EBITDA(1)	112,095	100,275	11.8%	251,219	233,841	7.4%
Financial Income (Expense)	(30,115)	(45,119)	-33.3%	(67,601)	(64,860)	4.2%
Income Before Taxes	41,823	17,014	145.8%	103,876	93,077	11.6%
Net Income	26,146	10,239	155.4%	65,701	59,388	10.6%

CPFL SANTA CRUZ
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	158,690	148,871	6.6%	318,285	304,121	4.7%
Net Operating Revenue	102,551	91,532	12.0%	205,311	179,625	14.3%
Cost of Electric Power	(60,376)	(53,166)	13.6%	(114,954)	(100,746)	14.1%
Operating Costs & Expenses	(30,172)	(30,060)	0.4%	(60,236)	(56,001)	7.6%
EBIT	12,003	8,305	44.5%	30,121	22,878	31.7%
EBITDA(1)	16,528	12,935	27.8%	38,946	32,081	21.4%
Financial Income (Expense)	(2,870)	(1,369)	109.6%	(6,226)	(5,666)	9.9%
Income Before Taxes	9,133	6,936	31.7%	23,895	17,213	38.8%
Net Income	5,742	5,955	-3.6%	15,062	12,469	20.8%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 61 de 66

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	48,488	43,938	10.4%	94,684	87,602	8.1%
Net Operating Revenue	32,090	28,276	13.5%	62,642	53,973	16.1%
Cost of Electric Power	(15,556)	(14,086)	10.4%	(29,814)	(27,670)	7.7%
Operating Costs & Expenses	(12,484)	(9,305)	34.2%	(22,923)	(18,153)	26.3%
EBIT	4,050	4,884	-17.1%	9,905	8,150	21.5%
EBITDA(1)	5,571	6,609	-15.7%	13,045	11,585	12.6%
Financial Income (Expense)	(765)	(894)	-14.4%	(2,545)	(3,019)	-15.7%
Income Before Taxes	3,285	3,990	-17.7%	7,360	5,130	43.5%
Net Income	2,078	3,133	-33.7%	4,639	3,819	21.5%

CPFL SUL PAULISTA
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	62,391	59,367	5.1%	123,124	122,606	0.4%
Net Operating Revenue	40,704	36,727	10.8%	80,282	73,503	9.2%
Cost of Electric Power	(19,647)	(19,514)	0.7%	(39,221)	(39,304)	-0.2%
Operating Costs & Expenses	(15,140)	(12,836)	17.9%	(29,123)	(24,700)	17.9%
EBIT	5,916	4,376	35.2%	11,937	9,499	25.7%
EBITDA(1)	6,938	6,681	3.9%	13,488	14,096	-4.3%
Financial Income (Expense)	(1,647)	(1,170)	40.7%	(4,083)	(3,255)	25.5%
Income Before Taxes	4,270	3,206	33.2%	7,854	6,245	25.8%
Net Income	2,733	2,140	27.7%	4,940	4,066	21.5%

CPFL JAGUARI
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	60,142	59,784	0.6%	115,040	125,362	-8.2%
Net Operating Revenue	35,866	34,147	5.0%	67,200	69,538	-3.4%
Cost of Electric Power	(23,139)	(22,862)	1.2%	(43,465)	(45,179)	-3.8%
Operating Costs & Expenses	(9,890)	(6,864)	44.1%	(18,716)	(12,869)	45.4%
EBIT	2,837	4,421	-35.8%	5,019	11,491	-56.3%
EBITDA(1)	3,807	5,542	-31.3%	7,015	13,727	-48.9%
Financial Income (Expense)	(926)	(938)	-1.4%	(3,425)	(2,110)	62.3%
Income Before Taxes	1,911	3,483	-45.1%	1,594	9,381	-83.0%
Net Income	1,142	2,111	-45.9%	750	5,857	-87.2%

CPFL MOCOCA
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	34,703	32,019	8.4%	67,780	66,538	1.9%
Net Operating Revenue	21,956	20,113	9.2%	42,955	40,764	5.4%
Cost of Electric Power	(11,012)	(10,094)	9.1%	(20,984)	(19,631)	6.9%
Operating Costs & Expenses	(6,808)	(6,134)	11.0%	(13,672)	(13,061)	4.7%
EBIT	4,137	3,886	6.5%	8,298	8,072	2.8%
EBITDA(1)	5,296	5,212	1.6%	10,611	10,706	-0.9%
Financial Income (Expense)	(1,206)	(809)	49.0%	(2,242)	(2,481)	-9.6%
Income Before Taxes	2,931	3,076	-4.7%	6,056	5,592	8.3%
Net Income	1,859	2,325	-20.0%	3,824	3,938	-2.9%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 62 de 66

Summary of Income Statement by Distribution Company (R$ Thousands)

RGE SUL
	2Q17	2Q16	Var.	1H17	1H16	Var.
Gross Operating Revenue	1,241,616	-	0.0%	2,585,361	-	0.0%
Net Operating Revenue	745,785	-	0.0%	1,512,283	-	0.0%
Cost of Electric Power	(502,722)	-	0.0%	(959,690)	-	0.0%
Operating Costs & Expenses	(262,103)	-	0.0%	(499,517)	-	0.0%
EBIT	(19,039)	-	0.0%	53,076	-	0.0%
EBITDA(1)	25,940	-	0.0%	143,417	-	0.0%
Financial Income (Expense)	(28,611)	-	0.0%	(56,408)	-	0.0%
Income Before Taxes	(47,650)	-	0.0%	(3,332)	-	0.0%
Net Income	(35,358)	-	0.0%	(8,846)	-	0.0%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 63 de 66

11.10) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	2,213	2,221	-0.4%	4,604	4,581	0.5%
Industrial	2,704	2,673	1.2%	5,236	5,219	0.3%
Commercial	1,363	1,371	-0.6%	2,818	2,846	-1.0%
Others	1,058	1,024	3.3%	2,084	2,018	3.3%
Total	7,337	7,288	0.7%	14,742	14,664	0.5%

CPFL Piratininga
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	936	943	-0.7%	1,987	1,985	0.1%
Industrial	1,577	1,574	0.2%	3,060	3,174	-3.6%
Commercial	597	611	-2.2%	1,244	1,250	-0.5%
Others	285	285	-0.1%	568	564	0.6%
Total	3,395	3,412	-0.5%	6,859	6,974	-1.7%

RGE
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	640	649	-1.4%	1,326	1,313	0.9%
Industrial	869	841	3.4%	1,661	1,604	3.5%
Commercial	338	350	-3.4%	710	727	-2.5%
Others	717	693	3.5%	1,475	1,417	4.1%
Total	2,564	2,532	1.3%	5,171	5,062	2.2%

CPFL Santa Cruz
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	88	88	-0.6%	182	182	0.2%
Industrial	55	51	6.8%	106	106	0.1%
Commercial	39	40	-1.1%	83	83	-0.3%
Others	91	89	1.8%	180	174	3.7%
Total	272	268	1.5%	551	544	1.2%

CPFL Jaguari
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	22	22	0.3%	45	45	0.5%
Industrial	97	95	1.8%	191	194	-1.4%
Commercial	14	13	6.6%	28	26	7.5%
Others	10	10	0.8%	19	19	-0.9%
Total	142	140	1.9%	284	284	-0.2%

CPFL Mococa
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	19	19	1.9%	39	38	1.5%
Industrial	17	16	8.1%	33	32	2.2%
Commercial	7	7	-3.0%	15	16	-3.0%
Others	15	15	-1.3%	30	29	2.1%
Total	59	57	2.2%	116	115	1.2%

CPFL Leste Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	25	25	1.2%	51	50	0.9%
Industrial	22	21	7.8%	44	41	6.3%
Commercial	11	11	-0.1%	22	23	-0.9%
Others	28	28	-0.6%	53	50	6.4%
Total	86	84	2.0%	170	164	3.7%

CPFL Sul Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	36	36	-0.1%	73	73	0.4%
Industrial	45	47	-3.9%	91	94	-3.2%
Commercial	14	14	-2.7%	30	29	0.5%
Others	23	23	0.9%	47	46	2.6%
Total	118	120	-1.7%	241	242	-0.6%

RGE Sul (*)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	611	-	0.0%	1,411	-	0.0%
Industrial	760	-	0.0%	1,388	-	0.0%
Commercial	298	-	0.0%	676	-	0.0%
Others	465	-	0.0%	1,208	-	0.0%
Total	2,134	-	0.0%	4,683	-	0.0%

Note: (*) Considers sales within the concession area from 2Q17 and 1H17.

Página 64 de 66

11.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	2,213	2,221	-0.4%	4,604	4,581	0.5%
Industrial	694	858	-19.1%	1,383	1,742	-20.6%
Commercial	1,060	1,221	-13.2%	2,221	2,547	-12.8%
Others	1,018	990	2.9%	2,005	1,951	2.8%
Total	4,985	5,290	-5.8%	10,212	10,821	-5.6%

CPFL Piratininga
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	936	943	-0.7%	1,987	1,985	0.1%
Industrial	308	460	-33.0%	630	922	-31.7%
Commercial	443	542	-18.2%	950	1,111	-14.5%
Others	248	267	-7.3%	497	535	-7.2%
Total	1,935	2,211	-12.5%	4,063	4,554	-10.8%

RGE
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	640	649	-1.4%	1,326	1,313	0.9%
Industrial	309	362	-14.7%	597	711	-16.0%
Commercial	309	330	-6.2%	654	690	-5.2%
Others	712	693	2.7%	1,466	1,417	3.4%
Total	1,969	2,033	-3.2%	4,042	4,131	-2.1%

CPFL Santa Cruz
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	88	88	-0.6%	182	182	0.2%
Industrial	27	38	-28.4%	54	81	-33.4%
Commercial	36	39	-7.9%	77	83	-7.1%
Others	91	89	1.8%	180	174	3.7%
Total	242	255	-5.0%	493	519	-5.0%

CPFL Jaguari
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	22	22	0.3%	45	45	0.5%
Industrial	52	71	-26.1%	104	142	-26.9%
Commercial	13	13	4.5%	28	26	6.5%
Others	10	10	0.8%	19	19	-0.9%
Total	97	115	-15.4%	196	233	-15.7%

CPFL Mococa
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	19	19	1.9%	39	38	1.5%
Industrial	8	9	-14.3%	16	17	-7.3%
Commercial	7	7	-5.3%	15	16	-4.8%
Others	15	15	-1.3%	30	29	2.1%
Total	49	50	-3.1%	99	100	-0.9%

CPFL Leste Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	25	25	1.2%	51	50	0.9%
Industrial	7	7	10.0%	15	14	7.5%
Commercial	11	11	-0.1%	22	23	-0.9%
Others	28	28	-0.6%	53	50	6.4%
Total	71	70	1.1%	141	136	3.3%

CPFL Sul Paulista
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	36	36	-0.1%	73	73	0.4%
Industrial	22	24	-9.6%	47	48	-2.3%
Commercial	14	14	-2.7%	30	29	0.5%
Others	23	23	0.9%	47	46	2.6%
Total	95	98	-2.6%	197	197	0.3%

RGE Sul (*)
	2Q17	2Q16	Var.	1H17	1H16	Var.
Residential	611	-	0.0%	1,411	-	0.0%
Industrial	249	-	0.0%	463	-	0.0%
Commercial	260	-	0.0%	600	-	0.0%
Others	465	-	0.0%	1,206	-	0.0%
Total	1,585	-	0.0%	3,679	-	0.0%

Note: (*) Considers sales to the captive market from 2Q17 and 1H17.

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11.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net debt - Generation projects
June-17	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Borrowings and debentures	299	6,459	36	6,794	219	127	1,402	246	1,994	8,788
(-) Cash and cash equivalents	(276)	(732)	(25)	(1,032)	(375)	(21)	(220)	(95)	(712)	(1,744)
Net Debt	23	5,727	12	5,762	(156)	106	1,181	152	1,282	7,044
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	15	2,956	7	2,978	(76)	26	602	81	634	3,611

Reconciliation
CPFL Energia
Gross Debt		20,121
(-) Cash and cash equivalents		(4,316)
Net Debt (IFRS)		15,805
(-) Fully consolidated projects		(5,764)
(+) Proportional consolidation		3,573
Net Debt (Pro Forma)		13,613

EBITDA Pro Forma reconciliation (2Q17 LTM)

EBITDA - Generation projects
2Q17LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Net operating revenue	299	1,739	33	2,071	571	219	802	577	2,169	4,240
Operating cost and expense	(68)	(677)	(26)	(771)	(123)	(104)	(148)	(355)	(731)	(1,502)
EBITDA	232	1,062	7	1,300	448	115	654	221	1,438	2,738
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	151	548	4	703	218	29	334	118	699	1,401

Reconciliation
CPFL Energia - 2Q17 LTM
Net income		762
Amortization		1,429
Financial Results		1,725
Income Tax /Social Contribution		432
EBITDA		4,348
(-) Equity income		(342)
(-) EBITDA - Fully consolidated projects		(1,324)
(+) Proportional EBITDA		1,420
(+) RGE Sul - Jul-16 to Jun-17¹		48

EBITDA Pro Forma		4,151

Net Debt / EBITDA Pro Forma		3.28x

Notes:

1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.